08004627

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: MEO Australia Ltd.

*CURRENT ADDRESS: Level 17, 500 Collins St.
Melbourne, 3000 Vic Australia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
SEP 02 2008
THOMSON REUTERS

FILE NO. 82- 35227 FISCAL YEAR 6/30/07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 2G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 2G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EBS

DATE: 8/29/08



# Underway

Annual Report 2007

MEOAustralia

energy for the future

# **Corporate** Directory

**Directors**
Warwick Bisley (Chairman)
Christopher R Hart (Managing Director)
Walter J Dewé
Andrew J Rigg
James M D Willis
John A Newton (Resigned September 28, 2007)

**Company Secretary**
Colin H Naylor
Level 17, 500 Collins Street
Melbourne, Victoria 3000 Australia

**Registered Office and Principal Operations Office**
Level 17, 500 Collins Street
Melbourne, Victoria 3000 Australia
Telephone +61 (3) 9614 0430
Facsimile +61 (3) 9614 0660
Email: admin@meoaustralia.com.au

**Share Registrar**
Link Market Services Limited
Level 9, 333 Collins Street
Melbourne, Victoria 3000 Australia
Telephone +61 (3) 9615 9800
Facsimile +61 (3) 9615 9900

**Auditor**
Ernst & Young
8 Exhibition Street
Melbourne, Victoria 3000 Australia

**Stock Exchange Listing**
ASX Limited
Level 45, South Tower, Rialto
525 Collins Street
Melbourne, Victoria 3000 Australia
ASX Code: MEO

Website: www.meoaustralia.com.au

Incorporated 14 September 1994 Victoria, Australia

**FORWARD LOOKING STATEMENTS**

[illegible]



# Highlights 2007

MEO is poised to become a major Australian integrated Gas-to-Liquids (GTL) producer. The company has advanced design and technical solutions for the production of methanol and Liquefied Natural Gas (LNG) on Tassie Shoal. Commonwealth government environmental approvals have been secured for both GTL projects. The key is the confirmation of commercial gas resources in NT/P68. The process has commenced with the arrival of the West Atlas rig and spudding of Heron-2.


Highlights 2007





- → Successful acquisition, processing and interpretation of new 2D and 3D seismic surveys in NT/P68.
- → Management of a series of advanced geo-scientific studies to de-risk the drilling program.
- → Secured farmin partner, Petrofac, with strong technical and operational expertise.
- → Raised $98.5 million to fund the seismic and 2007 drilling campaign.
- → Managed the arrival and commissioning of the West Atlas jack-up rig.
- → Heron-2 spudded on October 12, 2007.
- → Secured major interest in three highly prospective offshore exploration permits on North West Shelf, immediately adjacent to the Goodwyn, Rankin and Perseus gas fields.





# **Inside** this report

# Caring

## PACIA

The Company is a member of the Plastics and Chemicals Industries Association ("PACIA"), which is the pre eminent national body and voice of chemical industry in Australia. PACIA member companies embrace the entire supply chain from producers of raw materials, such as methanol, to chemical and plastics manufacturers.

As a member of PACIA, the Company has committed to, and is proud to be an active participant in the Association's policies of Responsible Care®. These policies provide Codes of Practice for a range of activities including operational safety, resource sustainability and preservation of the environment.

## APPEA

In 2007 the Company became a proud member of the Australian Petroleum Production and Exploration Association (APPEA) and subscribes to the association's social responsibilities, safety and environmental standards for the exploration and production of oil and gas assets. APPEA membership compliments the Company's membership of PACIA.





# Chairmans Message

Dear Shareholder,

The past year has seen the Company progressing its development activities in full accordance with the objective to retain majority control of our interests (both the resource and gas processing projects) during the important early phases of development.



**Warwick Bisley - Chairman**

The company has continued to progress project definition for it's two gas-to-liquids (GTL) projects, the Tassie Shoal Methanol Project (TSMP) and Timor Sea Liquefied Natural Gas Project (TSLNGP). However, the major focus during this year has been the implementation of plans to appraise the 12,070 square kilometre Exploration Permit, NT/P68. This permit is located immediately west of the Tassie Shoal, where the GTL projects are proposed to be located, and contains a number of identified prospects, including Epenarra, Heron North, Heron South, Blackwood and Seahawk, which have the potential for significant natural gas resources.

To finance these developments during the year the company successfully raised over $80 million (excluding transaction costs) and a further $18 million subsequent to June 30, 2007. These funds were raised through a combination of placements, the exercise of options, and a Share Purchase Plan offer to shareholders. The Board joins me in thanking our shareholders for their strong support during this period of capital raising.

Late in 2006 the Company completed within budget the acquisition of new 2D and 3D seismic data. This information has been used to improve the structural mapping of the Darwin Formation and deeper Elang/Plover Formation, and to identify details of the faults and fracture density in the prospects intersected by the 1972 Heron-1 well drilled by Arco. This data, together with analysis of retained core and cutting samples from that well using latest technology has enhanced MEO's confidence in the gas potential of the prospects. Additionally, important information to help identify optimum well locations has been obtained and used to assist in the development of detailed drilling plans.

In January 2007 the Company changed it's name from Methanol Australia to MEO Australia, signifying the broadening of our interests from a primary emphasis on methanol production to a range of interests including methanol, energy (LNG) and oil. Also in January 2007 the Australian Government granted Major Project Facilitation status to the TSLNGP and renewed the existing status for the TSMP.

Petrofac Resources Limited executed a farmin agreement in May 2007 to earn a participating interest in NT/P68 and join MEO in the development of the TSMP and TSLNGP. Petrofac will earn a 10% interest in the permit by funding 25% of the NT/P68 drilling program. Importantly, Petrofac bring drilling and hydrocarbon production operating expertise to the NT/P68 joint venture with strong North Sea experience where the fractured carbonate reservoirs are similar to those likely to be encountered in the Heron-2 and Heron-3 wells. They have business development objectives which are closely aligned to MEO's objectives and also have valuable engineering, procurement and construction expertise which would ultimately assist in the development of the upstream and GTL projects.

While our prime focus is the ongoing development of the GTL projects and to execute the NT/P68 appraisal program by ensuring that a maximum of useful information is obtained while meeting our safety, environmental and health standards, other gas supply options for the GTL projects and for our overall business growth continue to be pursued. We remain in active discussions with third parties whose interests may be complimentary to ours.

This year has been one of heightened activity with our organisational capability enhanced in a number of areas. Together with other members of the Board I would like to recognise and thank our management and all members of the MEO team for their untiring contributions over the past year, along with those of our partners.

**Warwick Bisley**
Chairman

October 22, 2007



# **Activity**Report

The Company has completed a very busy year. While the main focus was related to the hydrocarbon Exploration Permit, NT/P68, ongoing design optimization and cost estimation for the TSMP and TSLNGP kept our engineering staff and consultants fully engaged.



**Christopher R Hart - Managing Director**

The new 2D and 3D seismic data acquired in the second half of 2006 was fully processed to both pre-stack time and pre-stack depth migrated volumes. The result was high quality seismic data given the near surface reefal and gas chimney effects typical in the region. The subsequent results of interpretation, mapping and geoscientific studies are robust and the Company believes optimum well locations for the 2007 drilling campaign have been selected.

Petrofac Limited farmed into NT/P68 via its wholly owned subsidiary, Petrofac Energy Development Oceania Ltd to earn a 10% interest by funding 25% of the well costs and has the right to increase this interest to 25% by funding 37.5% of the well costs. Petrofac also has the right to participate in either or both GTL projects. MEO and Petrofac have formed the NT/P68 Joint Venture, where key Petrofac subsurface and drilling personnel have joined MEO staff to form a skilled upstream management team.

In October 2007, the Company secured a 60% participating interest in three highly prospective exploration permits on the Northwest Shelf. WA-359-P, WA-360-P and WA-361-P. These permits are immediately north and in close proximity to the giant Rankin, Goodwin and Perceus gasfields. Our G&G team has already identified features that could contain significant gas accumulations. While existing 2D and 3D seismic data covers a large proportion of the permits, MEO plans to acquire new 3D data later in the year to further delineate the prospects and elevate them to drill ready status. The Company believes that these permits offer the opportunity to broaden the scope of our interests and would benefit from MEO's expertise in formulating rapid commercialization paths for any gas discoveries.

## PETROLEUM EXPLORATION ACTIVITIES

MEO has the following permit participating interests and joint venture relationships in upstream activities. MEO is the Operator in each of these permits:

| Permit | MEO | Petrofac | Cue Energy | Gascorp | Exoil |
|---|---|---|---|---|---|
| NT/P68 | 90% | 10% | | | |
| WA-359-P | 60% | | 20% | | 20% |
| WA-360-P | 60% | | 20% | 20% | |
| WA-361-P | 60% | | 20% | 20% | |

### EXPLORATION PERMIT NT/P68

The NT/P68 Joint Venture has commenced an aggressive drilling appraisal program of the Epenarra and Heron features. The Heron-1 well intersected a 52m gas bearing column in the Darwin Formation within the 1,200 square km mapped closure of the large Epenarra structure. Heron-1 also reached a gas charged zone in the deeper underlying Elang/Plover Formation, the conventional sandstone reservoir in the region. The objective of the 2007 drilling campaign is to establish sufficient commercial gas resources in NT/P68 to support the development of the approved gas-to-liquid projects; the TSMP and TSLNGP.


Abadi
INDONESIA
Greater Sunrise
Evans Shoal
Lynedoch
Caldita
Evans Shoal South
JOINT PETROLEUM DEVELOPMENT AREA (JPDA)
Elang West
Elang
Undan/Bayu
Chuditch
NT/P68
Tassie Shoal
Timor Sea
DARWIN
N.T.
AUSTRALIA
N

While a number of leads and prospects have been identified in this large permit, MEO has focused its efforts on the Epenarra, Heron and Blackwood structures so that optimum well locations could be selected for the West Atlas drilling campaign. MEO has contracted the West Atlas for up to three wells. The rig is currently drilling the Heron-2 well. This well is designed to penetrate and production test the interpreted hydrocarbon bearing zones identified in Heron-1, the most significant in the Darwin Formation, where hydrocarbons were recorded in a fractured carbonate interval in the lower section of the formation.

The estimated gas-in-place mean Contingent Resource for Epenarra is 5620 Bcf (P50: most likely) with a recoverable mean Contingent Resource estimate of 3200 Bcf.


EPENARRA
Heron-3B
Heron-2A
Heron-1
Heron-3C

*Epenarra Depth Map (Top Darwin Fm) and well locations*

During the year, a series of geoscientific studies were undertaken to better define the nature of the potential gas accumulations in NT/P68 and the probability for commercial deliverability. These included charge and migration modelling, regional tectonic stress regimes and fracture modelling, well-bore stability and hydrocarbon inclusion sampling. CSIRO Petroleum was engaged to conduct hydrocarbon inclusion and Raman Laser microprobe testing on cutting and core samples obtained through the gas charged zones identified in the Heron-1 well. The first stage of the study focused on the gas charged zone within the Darwin Formation and confirmed that the hydrocarbon inventory in Epenarra would most likely have a high condensate gas ratio (CGR) (~100bbls/MMscf) and contain low levels (1% to 3%) of carbon dioxide ($CO_2$), a gas quality regarded as suitable for LNG conversion.

The second stage of the study reviewed the Heron-1 core and cutting samples where the deeper Top Elang/Plover Formation gas charged sandstones were penetrated. CSIRO's testing on these deeper samples indicated that the initial charge into the Elang-Plover system was a wet gas which most likely contained magmatic $CO_2$. Progressive burial of the reservoir and increasing temperatures appears to have thermally "cracked" the longer chain hydrocarbons, producing a dry, methane-rich, low CGR gas. This dry gas would be expected to contain $CO_2$, with a value between 15-25% regarded by CSIRO as the most likely range. This gas would be suitable for methanol production.

Fugro Jason Australia was engaged to conduct reservoir characterization studies of Epenarra utilizing Heron-1 well data and the new 3D seismic. The study demonstrated that areas of lower impedance in the high impedance reservoir groups were likely to correlate with better reservoir quality. Additionally, the study identified zones of increased fracture density and the orientation of the open fracture sets. Fugro integrated all available data into a single model through a pre-stack inversion process to enhance understanding of the Epenarra gas bearing reservoir within the Darwin Formation so that zones of increased porosity/permeability could be identified, with sweet spots targeted by the planned drilling program. This model was used to confirm the optimum location for the Heron-2 and Heron-3 wells.

The estimated gas-in-place mean Contingent Resource for Heron North and Heron South is 5537 Bcf (P50: most likely) with a recoverable mean Contingent Resource estimate of 3875 Bcf. Each methanol plant would require approximately 1400 Bcf of raw gas to operate for 20 years.



*Heron Elang/Plover Depth Map and well locations*

## NT/P68 2007 DRILLING PROGRAM

MEO has contracted the West Atlas jack-up rig for two firm wells and one option well. The decision to exercise the option for the third well will follow the results of Heron-2. The rig is a new build owned by Atlas Drilling and operated by Seadrill Drilling Management.

MEO has designed wells and received approval to drill in any of four locations. The rig will initially drill Heron-2, which is approximately 2.7 kilometres north of the Heron-1 location. Heron-2 is a vertical well designed to penetrate and production test both the Epenarra and Heron North structures. The total depth of the well is 4300m subsea and the duration if full production testing is conducted in both horizons is expected to be 75 days.

Dependent on the results of Heron-2, the second well would either be Heron-3B, Heron-3C or Blackwood-1. Heron-3B is designed as a commercial production test of Epenarra with a 500m horizontal completion. Heron-3B is approximately 5 kilometres northwest of the Heron-1 location and is sufficiently down-dip to prove a significant P2 resource assuming the production testing is successful. Heron-3C is south of Heron-1 and is designed as a vertical well to penetrate both the Epenarra and Heron South structures.

Blackwood-1 is an exploration well to test a conventional Plover Formation prospect, which is located in the northern part of NT/P68 on the Sahul Platform. The Blackwood prospect is relatively shallow with a target reservoir depth 3350m. The shallower depth of Blackwood may improve the porosity and permeability of the Plover sandstones, and therefore producability of any gas discovered.

The 2007 drilling campaign should be completed early in 2008 and if successful would lead to further drilling during 2008 to fully appraise the gas accumulations leading to third party reserve certification. MEO remains optimistic that drilling results could establish sufficient commercial gas resources in NT/P68 to underpin the development of the approved Tassie Shoal gas-to-liquid projects.

## EXPLORATION PERMITS WA-359-P, WA-360-P AND WA-361-P

The Company has secured a 60% participating interest in three Northwest Shelf exploration permits via a seismic option. MEO has agreed to meet the modest seismic acquisition obligations in the permits and assume the role as Operator. In these permits where MEO agrees to fund 90% of the costs of a single well, the 60% interest will have been earned. If MEO funds 100% of the well cost in each permit, a 70% participating interest would be earned.



LEGEND
Oil Field
Gas Condensate Field
MEO 60%
WA-359-P
WA-361-P
WA-360-P
Perseus
North Rankin
Goodwyn
Echo/Yodel
Rankin
Dockrell
Egret
Cossack
Wanaea
Hermes
Lambert
Angel
Wheatstone
Wilcox

*Permits WA-359-P, WA-360-P AND WA-361-P*



Zeus
Perseus
North Rankin

*Map of Top Triassic showing Zeus and nearby Rankin trend gasfields*

MEO has carefully reviewed the existing 2D and 3D data, which covers most of the permit areas. The most significant potential lies in WA-361-P, immediately northeast of the Perseus Gasfield and on the northern flank of the Goodwyn Gasfield where a thick sequence of interpreted Legendre shoreface and shallow marine sandstones are present in the Keast Graben. A potential stratigraphic trap, Zeus, has been identified, which is a similar play and analogous to the Perseus Gas Field (12 Tcf) and the new Woodside Persephone-1 discovery on the eastern flank of the North Rankin Gasfield.

Zeus is a Legendre shoreface/shallow marine sandstone play within the fault bounded NNE-trending Keast Graben. The Legendre Formation thickens into the graben controlled by growth of basin margin syn-depositional faults, thinning onto northern and southern high blocks. Generation and migration modelling from Triassic source rocks in the Keast Graben underlying Zeus has confirmed the petroleum charge mechanism. Zeus has multi-TCF potential of 5 to 15 Tcf GIIP over 350 sq km of closure and up to 100 m of net pay.



Perseus-3A
(offset)
Legendre gas sands at Perseus represented by high amplitude reflections - possible "bright spots"

*Seismic amplitude response of interpreted Legendre gas sands across the Perseus Gasfield*



Interpreted Legendre sands at Zeus represented by high amplitude reflections - possible "bright spots"

*Seismic line across Zeus showing bright amplitudes in Legendre Formation*

The most positive indications are the Company's observations on the existing 3D seismic data of possible development of amplitude-related hydrocarbon indicators (bright spots) that are similar to amplitudes observed in the similar reservoir gas sands at Perseus.

MEO has again contracted the PGS Australia vessel, M/V Orient Explorer to acquire approximately 350 sq km of new 3D seismic data. The new data and selected re-processing of the existing 3D dataset is expected to further delineate the Zeus prospect and a number of other leads in these exciting permits. Permits where MEO agrees to fund the well costs would be drilled in 2009. MEO has identified a number of possible commercialization paths, including access to nearby under-utilized production facilities and/or third party gas supply to new or proposed Northwest Shelf LNG developments requiring additional gas supplies.

## THE TIMOR SEA LNG PROJECT

The Timor Sea LNG Project (TSLNGP) has been developed as an extension of the innovations and findings derived from the development of the Tassie Shoal Methanol Project (TSMP). The LNG project would utilize a concrete substructure (GBS) for the LNG tank, which are proposed to be located in the shallow waters of Tassie Shoal adjacent to the TSMP in a seawater depth of 14 metres.

As part of the NT/P68 farmin, Petrofac was granted an option to participate in the proposed Timor Sea LNG Project at the same equity participation level as the farm-in. Petrofac's participating interest in the LNG project would reduce MEO's current 100% interest to 90%. Petrofac would earn its interest in the LNG project by contributing to the initial front end engineering and design (FEED) costs and paying a net profit interest (NPI) royalty to MEO from the Petrofac share of the project's eventual operating profits.

The LNG production module has been designed by WorleyParsons Limited utilising Air Products DMR (dual mixed refrigerant) technology. The plant's annual production capacity would be approximately 3 million tonnes. The LNG production module, incorporating the DMR technology, is designed to be free-standing, supported by its own steel substructure on the shoal. The proposed substructure design for the LNG plant is the Arup Energy ACE self installing platform. The project proposes to utilize a single conventional 9% nickel steel 170,000 m3 LNG tank, constructed on a GBS, for storage of product prior to shipment.

The TSMP and TSLNGP have secured Australian Government environmental approvals to install the facilities on Tassie Shoal and operate until May, 2052.

MEO continues to advance the design concepts for the TSLNGP. A major focus during the year was to optimise the LNG loadout approach. Torp Technology was engaged to incorporate its proprietary design for open sea loading of LNG into standard export tankers. The system includes cryogenic subsea pipe-in-pipe pipelines, CALM buoy, cryogenic swivel and flexible LNG loading hoses (recently certified), and the remote controls to facilitate operations.

Torp have proposed the HiLoad system that would be located approximately 1,000m east of the LNG tank just off the shoal in about 100m water depth. Based on the metocean conditions provided, TORP estimated the availability time for loading would exceed 99%. The HiLoad system removes the requirement for the open sea jetty and tug boats normally required for LNG carrier docking, which would significantly reduce operating costs. The Torp Hiload system is proven design for hydrocarbon (oil and LPG) loading and has been extended to include LNG.

The key trigger for the LNG project is the confirmation of a commercial gas resource in the Epenarra structure within NT/P68. It may also be possible to secure additional gas from one of the surrounding stranded gas accumulations in the Timor Sea. The Company continues to develop strategic relationships with companies experienced in the LNG production and marketing.



*Image of the proposed Torp LNG Hiload system*

## THE TASSIE SHOAL METHANOL PROJECT

The Tassie Shoal Methanol Project (TSMP) proposes to convert natural gas rich in CO2 into chemical grade methanol for export to Northeast Asia. The development concept is to construct a world-scale methanol production plant onto a concrete gravity substructure (CGS) and locate it offshore in shallow water close to the gas supply.

It is planned that the methanol plant and its CGS would be constructed at the same site in Southeast Asia, and following pre-commissioning of the process plant and utilities, the completed plant would be towed to Tassie Shoal and grounded by ballasting the substructure with seawater. The shoal is an area of shallow water approximately 25 km east of NT/P68 and 5 km south of the Evans Shoal gasfield. A second similarly designed methanol production plant is planned following commissioning of the first. Each plant has a design capacity to produce 1.8 million tonnes of methanol per annum.

The Company and Air Products and Chemicals Inc. continue to develop the TSMP under the terms of the joint development agreement executed in 2004. Petrofac was also granted an option to participate in the Tassie Shoal Methanol Project at the same equity participation level as the farm-in. Petrofac's participating interest in the methanol project would reduce Air Products's 50% interest to 40% and MEO will retain its current 50% interest. Air Products and Petrofac would earn each of their interests in the TSMP by contributing to the initial front end engineering and design study (FEED) costs and paying a NPI royalty to MEO from their respective share of the project's eventual operating profits.

During the year capital cost reviews were undertaken for the process plant, utilities and substructure. These studies provided current cost estimates for the project and support ongoing economic screening. While the project has experienced significant capital cost escalations, the impact has been offset by the strong regional methanol prices and the apparent global increase in the basic product floor price.

The primary commercial focus remains the resolution of the gas supply. The Company may ultimately secure third party gas for this project, including supply from the nearby gas accumulations that contain high levels of CO2. However, structures in NT/P68 have the potential for significant volumes of natural gas accumulations high in CO2 that would be suitable for methanol production. The Company at this time is focussing on the 2007 West Atlas drilling program and the confirmation of commercial gas reserves in the identified Heron North and Heron South structures.

## SUMMARY

The drilling and appraisal campaign in NT/P68 has commenced with the spudding of Heron-2 on October 12, 2007. MEO and its partners expect to penetrate and production test the two key horizons in Epenarra and Heron North where gas was previously identified by the Heron-1 well. These activities all focus on the confirmation of commercial gas resources in NT/P68 that would be sufficient in volume to provide the primary gas supply and underpin the development of the TSMP and TSLNGP.

Resolution of gas supply is expected to lead to the rapid settlement of the remaining commercial matters relating to the development of TSMP and the TSLNGP. The projects are poised to take advantage of the strong regional demand for methanol and LNG.

The potential for the Company to secure its own gas supply provides the opportunity for the significant growth of the Company and the delivery of lasting value to shareholders.



*Aerial view of proposed Tassie Shoal methanol and LNG production plants*



# Directors' Report

For The Year Ended 30 June 2007

Walter J Dewé, James M D Willis, Warwick B[illegible]ley, Colin Naylor, Christopher R Hart and Andrew J Rigg.

The directors of MEO Australia Limited (variously the "Company", "MEO" and "MEO Australia") submit their report for the financial year ended 30 June 2007. MEO Australia is a company limited by shares, incorporated and domiciled in Australia.

## DIRECTORS

The names and details of the Company's directors in office during the financial year and until the date of this report are as follows. The directors were in office during the entire period unless otherwise stated.

**Warwick Bisley**
B.Eng (Mech) (Hons) FTSE, FRACI, FIE Aust, MAICD
Chairman

*(Appointed 18 October 2001)*

Mr Bisley is a mechanical engineer with extensive international and senior management experience in the petrochemical industry. Mr Bisley who has served as a non-executive director since appointment to the Board was appointed Chairman on 1 July 2005. Mr Bisley serves on the Remuneration and Nomination Committee.

**Christopher R Hart** FAICD
Managing Director

*(Appointed 21 June 1995)*

Mr Hart has wide corporate and commercial experience in the oil and gas industry with a primary focus towards gas marketing and utilisation. Mr Hart is the Company's Managing Director and is responsible for the exploration and appraisal programme in the Company's exploration permit, NT/P68 and ongoing development of the methanol and LNG Projects.

**Walter J Dewé** MA FAICD
Executive Director, Commercial

*(Appointed 28 November 1997)*

Mr Dewé is a petroleum engineer and has an extensive international commercial and technical background in petroleum production and processing industries. Mr Dewé serves on the Audit Committee.

**John A Newton**
Non-Executive Director

*(Appointed 11 December 2006 and resigned September 28, 2007)*

Mr John Newton is Executive Chairman of Xtract Energy Plc, an AIM (UK) listed energy company based in London and major shareholder in MEO. Mr Newton has a background in international stockbroking, accounting and corporate finance. Mr Newton has a Diploma of Commerce and is a Member of the Real Estate and Stock Institute. Mr Newton served on the Remuneration and Nomination Committee.

**Andrew J Rigg** B. Sc MAICD
Non-Executive Director

*(Appointed 28 November 1997)*

Mr Rigg is a petroleum geologist with wide experience in significant Australian and international petroleum exploration and production projects, including CO2 sequestration. Mr Rigg is a Non-Executive Director and Deputy Chairman for Mosaic Oil NL and Non-Executive Director for Anzon Australia Ltd. Mr Rigg is Chairman of the Audit Committee.

**James M D Willis** LL.M (Hons) Dip Acc
Non-Executive Director

*(Appointed 28 November 1997)*

Mr Willis is the managing director of a group of Melbourne based privately controlled oil and gas exploration companies having been until March 2007 a resources lawyer specialising in oil and gas matters and having extensive experience in all aspects of the commercial and contractual framework for the conduct of oil and gas exploration and production. Mr Willis is Chairman of the Remuneration and Nomination Committee.

### Company Secretary

Mr Colin Naylor was appointed MEO Australia Limited Chief Financial Officer on 5 February 2007 and Company Secretary on 23 February 2007. Mr Naylor has previously worked in senior financial roles in major resource companies and is a Fellow of CPA Australia.

## CHANGE OF NAME

On 19 January 2007, with the approval of the members given in general meeting on 16 January 2007, the Company changed its name to MEO Australia Limited from Methanol Australia Limited.

The Company has used the former name since 2000, during which time the development of the Tassie Shoal Methanol Project ("TSMP") has been the Company's main undertaking and principal focus.

The Company's activities now embrace a second gas-to-liquid project (GTL), the Timor Sea LNG Project ("TSLNG"), and the NT/P68 oil and gas exploration permit. Success in the exploration and appraisal drilling planned for NT/P68, will result in a further broadening to the Company's operational profile.

While less specific, the new name does not completely move away from its methanol roots as the Company has assigned the words Methanol, Energy and Oil to "MEO".

## PRINCIPAL ACTIVITIES

The principal activities of the Company during the year were the development of the Tassie Shoal Methanol Project, the Timor Sea LNG Project and oil and gas exploration in NT/P68, unchanged from the previous year.

The Company had 9 employees at 30 June 2007 including directors (2006: 8). The Company also engages a number of full and part time consultants to assist in the development and management of its various activities.

## RESULTS FOR THE YEAR

The net loss of the Group for the financial year, after provision for income tax, was $3,370,651 (2006: loss after tax of $1,108,168).

The successful drilling and commercialisation of any commercial oil and gas discoveries in NT/P68 and/or the development of the Company's methanol and LNG Projects could ultimately lead to the establishment of a profitable business. While the Company is in the exploration/appraisal stage of drilling for hydrocarbons in NT/P68 and in the project development phase, funding will come from equity capital raised by the issue of new shares and farm out or joint development arrangements with other companies.

### Dividends

No dividend has been paid, provided or recommended during the financial year and to the date of this report (2006: nil).

### Review of Financial Condition

At balance date the Company held cash and cash equivalents of $70,929,204. During the year the Company increased the cash balance by $69,439,832 (before foreign exchange fluctuations) following net capital raisings of $85,804,768 which were used to meet exploration and project cash outflows of $14,794,046 and net corporate costs ($1,570,890).

### Share Issues

During the year the Company raised a total of $80,221,659 (excluding transaction costs) from:

- the net proceeds of sale by the trustee of shares pursuant to the Trustee Share Scheme - $1,093,950
- the proceeds from the issue of 52,706,288 shares at an issue price of 22.5 cents, with a free attaching 30 April 2007, option exercisable at 25 cents, resulting from a placement and subsequent underwritten entitlement offer to the members - $11,858,915
- the cash proceeds from the exercise of 4,050,000 30 September 2006 options at 20 cents - $810,000
- the proceeds from the exercise of 52,635,177 30 April 2007 options at 25 cents - $13,158,794
- the proceeds from a placement of 25,000,000 shares at an issue price of 48 cents - $12,000,000
- the proceeds from a placement of 41,250,000 shares at an issue price of $1.00 - $41,250,000
- the cash proceeds from the exercise of 100,000 30 November 2009 options at 50 cents - $50,000

Since balance date the year the Company has raised a total of $18,240,000 from the allotment of shares in the Share Purchase Plan. As at 30 June 2007 MEO had received $7,852,000 in Share Purchase Plan applications with a further $10,388,000 in Share Purchase Plan applications received during July and August.

### Trustee Share Sales

During the year the trustee of the trustee share plan, Doravale Enterprises Pty Ltd, sold 5,500,000 shares held subject to the plan, which raised $1,093,950 net of transaction costs.

At the date of this report there are 122,918 shares subject to the plan.

### Share Options

30 November 2009 Options

During the year 6,900,000 30 November 2009 options exercisable at 50 cents were granted to directors, executives and other personnel. The options granted to directors were approved by shareholders at the Annual General Meeting held in November 2006 and General Meeting held in January 2007. 100,000 of the 30 November 2009 options were exercised during the year (cash proceeds received $50,000).

30 September 2006 Options

During the financial year 4,050,000 30 September 2006 options exercisable at 20 cents were exercised. The proceeds from the exercise of the options were $810,000.

30 April 2007 Options

During the financial year 52,635,177 30 April 2007 options exercisable at 25 cents each were exercised pursuant to the rights issue to shareholders, proceeds from the exercise totalled $13,158,794.

# REVIEW OF OPERATIONS

## Overview the Company's projects

The Company continues to develop the gas-to-liquid (GTL) production projects that focus on the conversion of natural gas into transportable and marketable commodities; chemical grade methanol and liquefied natural gas (LNG). The current focus for the Company is to establish commercial gas resources for each project from its exploration permit, NT/P68, which could possibly be complemented by the development of third party gas supply arrangements from other regional gas accumulations in the Bonaparte Basin.

On May 29, 2007, Petrofac Resources Limited (Petrofac) executed a farmin agreement to earn a participating interest in NT/P68. Petrofac agreed to meet 25% of the well costs associated with the 2007 appraisal drilling program to earn a 10% interest and has an option to increase this farm-in interest to 15% by funding 37.5% of the well costs.

Petrofac was also granted an option to participate in the proposed Tassie Shoal Methanol and Timor Sea LNG projects at the same equity participation levels as the farm-in. Petrofac's participating interest in the methanol project would reduce Air Products & Chemicals Inc (Air Products) 50% interest to 40%, or 35% if Petrofac exercises the option to increase its farm-in interest to 15% (MEO will retain its existing 50% interest). Petrofac's participating interest in the LNG project would reduce MEO's current 100% interest to 90%, or 85% if Petrofac exercises the option to increase its farm-in interest to 15%. Petrofac would earn its interests in the GTL projects by contributing to the initial front end engineering and design (FEED) costs and paying a NPI royalty to MEO from the Petrofac share of the project's eventual operating profits.

Petrofac brings strong engineering, procurement, construction and operational expertise to the NT/P68 joint venture through their engineering, procurement, contracting and facility management divisions. Petrofac also provides an experienced sub-surface team with specific skills in hydrocarbon production from fractured carbonates similar to the reservoir that is the main objective of the Epenarra prospect, and will second key personnel into the MEO team to help manage the 2007 drilling program. Following the completion of the 2007 drilling campaign and approval of the 2008 work program, Petrofac will assume the role of permit operator to manage the subsequent full appraisal of any resources confirmed in the permit and would operate the eventual upstream hydrocarbon production facilities.

## Exploration Permit NT/P68 – Bonaparte Basin, Timor Sea (MEO 90%)

NT/P68 is a 12,070 square km petroleum exploration permit located in the Australian waters of the Timor Sea immediately to the west of Tassie Shoal (25 km) and approximately 200 km northwest of Darwin. The Company believes that the permit offers considerable scope for the confirmation and discovery of commercial gas accumulations that may support the future gas supply demands of the TSMP and the TSLNGP.

Epenarra, along with the other identified prospects in the permit, Heron North, Heron South, Blackwood and Seahawk, collectively, are estimated to have the potential for significant gas resources. The mean (P50) gas in place Contingent Resource for the Epenarra and Heron structures is estimated to exceed 11 Tcf. "Contingent Resources" are those resources which relate to quantities of petroleum (oil or gas) which are estimated, on a given date, to be potentially recoverable from a known accumulation but which are not currently considered to be commercially recoverable. Contingent Resources may include, for example, accumulations for which there is currently no viable market, or where commercial recovery is dependent on the development of new technology, or where evaluation of the accumulation is still at an early stage. The Epenarra and the deeper Heron South structures were intersected by the Heron-1 well drilled by Arco in 1972.

3D seismic data was acquired in late 2006 to improve structural mapping of Epenarra in the Darwin Formation and the deeper Heron Plover structures. The data was also used to identify the density, distribution and orientation of faults and fracturing within the 50m gas bearing zone of Epenarra intersected by the Heron-1 well, and to determine the optimum location for appraisal wells and production testing. During the year, a series of geoscientific studies were undertaken to better define the character of the potential gas accumulations in NT/P68 and the probability for commercial deliverability.

Fugro Jason Australia was engaged to conduct reservoir characterization studies of Epenarra utilizing Heron-1 well data and the new 3D seismic. The study demonstrated that areas of low impedance within the Darwin Formation were likely to correlate with better reservoir quality. This model assisted in the confirmation of the optimum locations for the appraisal wells, to be drilled later in 2007.

The Company has secured a new jack-up rig to drill up to three wells in NT/P68. The West Atlas is expected to be delivered to Darwin, Northern Territory on or about September 30, 2007, with a nominal spud date for the Heron-2 well of October 6, 2007. The Company has secured the necessary well casing, wellhead equipment and third party services for the drilling program and has completed well design and engineering.

A 3 Mtpa LNG plant would require approximately 3 Tcf of gas to operate for 20 years. A methanol production project, utilizing the poorer quality (high $CO_2$) gas that is prognosed to be in the deeper Elang/Plover Formation requires approximately 1.3 Tcf of gas to operate for 20 years.

### Tassie Shoal Methanol Project (TSMP) (MEO 50%)

The Company proposes the staged south-east Asian construction of two large natural gas reforming and methanol production plants, each with an annual production capacity of 1.8 million tonnes on its own concrete gravity structure (CGS). The completed plants will be towed to Tassie Shoal and the CGS grounded on the shoal for operation. Tassie Shoal is an area of shallow water in the Australian waters of the Timor Sea approximately 275 km north-west of Darwin, Northern Territory.

Significantly, the Company has received Commonwealth environmental approvals to install and operate both stages of the project. This approval is current until 2052. The Company has also applied for an Infrastructure Licence over the submerged lands of the shoal. In 2004 the Company entered into an arrangement to jointly develop the TSMP with a US based industrial gas and energy company, Air Products. As part of the NT/P68 farmin agreement, Petrofac has the right earn a participating interest in the TSMP and join the development team.

During the year, the TSMP project team further optimized the design of the plant and concrete substructure and has continued to progress the resolution of various commercial matters, including gas supply options, so that Front End Engineering and Design (FEED) studies can commence once the gas supply is confirmed. The FEED studies would fully define and cost the methanol production facilities in preparation for the selection of a suitable Engineering Procurement and Construction (EPC) contractor to construct the facilities.

At this stage no contracts for the supply of gas have been entered into. While no assurances can be given, the Company is confident that it will be able to source gas supply from one or more accumulations in the vicinity of Tassie Shoal, including the gas prospects to be drilled in NT/P68.

### Timor Sea LNG Project (TSLNGP) (MEO 90%)

The proposed Timor Sea LNG Project has also been designed to be located in the shallow waters of Tassie Shoal. The TSLNGP received its Commonwealth environmental approval to construct, install and operate adjacent to the TSMP on May 5, 2004. The LNG and adjacent methanol projects will be able to share infrastructure, logistic support systems and benefit from a number of production process synergies. As part of the NT/P68 farm-in agreement, Petrofac has the right to earn a participating interest in the TSLNGP.

During the year the Company progressed various optimization studies for the LNG project. This included further design improvements to the DMR (dual mixed refrigerant) process and utilities sections of the plant and capital cost reviews. Additionally, Torp Technology was engaged to design a dedicated loading system for Tassie Shoal facilities based on the Torp HiLoad LNG technology. This loadout system utilizes CALM buoy technologies and flexible LNG hoses that have recently been fully certified for commercial use. The system avoids the requirement of an open sea jetty and the preliminary results of the study are encouraging. The loading system would significantly improve loading availability and avoid the higher operating costs associated with jetty docking and tug boat assistance. These improvements in design and plant performance continue to ensure that the project would maintain a competitive production cost position in the global LNG market.

In targeting the rapidly expanding markets in northeast Asia, the LNG project could provide a highly competitive LNG supply option to the buyers with clear capital cost, shipping delivery time and sovereign risk advantages. The world LNG market continues to demonstrate strong demand, particularly from north-east Asia, Europe and the USA.

In January 2007, the Australian Government extended the Major Project Facilitation status for the TSMP and granted the status to the TSLNGP. This status ensures that the Government's inward investment agency, Invest Australia, will work with MEO to progress the projects through any outstanding approvals process and identify relevant government programs that may assist the rapid development of the projects. Gas supply for the LNG plant could come from a number of regional gas fields. However, the Company believes the Epenarra Prospect in NT/P68 may offer suitable gas quantity and quality for the TSLNGP.

## ENVIRONMENT, HEALTH & SAFETY

The Company has adopted an environmental, health and safety policy and conducts its operations in accordance with the PACIA and APPEA Codes of Practice.

The Company's development activities on Tassie Shoal are subject to environment conditions specified in the Petroleum (Submerged Lands) Act, associated Regulations and Directions, as well as the Environment Protection and Biodiversity Conservation Act 1999. During the year there were no known contraventions by the Company of any relevant environmental regulations.

The upstream activity by the Company of 3D and 2D seismic surveys, wellsite surveys and 2007 drilling campaign all require Commonwealth and/or Territory environmental approvals and the preparation of Environment Plans to manage the conduct of the surveys and the contractors engaged by the Company to undertake the work. The various Environment Plans and contractor Safety Cases required approvals by the Northern Territory Department of Primary Industry, Fisheries and Mines.

The Company believes all injuries are avoidable and has policies and procedures to ensure employees and contractors manage safety accordingly. During the year there were no reported environmental, health or safety incidents.

Directors specifically addressed Health, Safety and Environment issues at each Board meeting during the year. The Company has engaged a Health and Safety advisor for the 2007 drilling campaign in NT/P68.

## INDEMNIFICATION AND INSURANCE OF DIRECTORS

The Company paid a premium in respect of a contract insuring all directors of the Company against legal costs incurred in defending proceedings as permitted by section 199B of the Corporations Act 2001. Disclosure of premium details is prohibited under the policy.

## BOARD AND COMMITTEE MEETINGS

The following table sets out the members of the Board of Directors and the members of the Committees of the Board, the number of meetings of the Board and of the Committees held during the year and the number of meetings attended during each director's period of office.

| | Board Of Directors | | Audit Committee | | Remuneration & Nomination Committee | |
|---|---|---|---|---|---|---|
| | Held | Attended | Held | Attended | Held | Attended |
| W Bisley | 12 | 12 | - | - | 5 | 5 |
| W J Dewé | 12 | 12 | 4 | 4 | - | - |
| C R Hart | 12 | 12 | - | - | - | - |
| A J Rigg | 12 | 12 | 4 | 4 | - | - |
| J M D Willis | 12 | 12 | - | - | 5 | 5 |
| J A Newton* | 6 | 6 | - | - | 4 | 4 |

* Mr J A Newton was appointed to the Board on 11 December 2006.

## DIRECTORS' INTERESTS

At the date of this report the relevant beneficial and non-beneficial interests of each of the directors in the shares and share options in the Company were:

| | Ordinary Shares | 30 November 2009 Options | Performance Plan Rights |
|---|---|---|---|
| W Bisley | 1,518,835 | 1,000,000 | - |
| W J Dewé | 1,575,573 | 1,000,000 | 275,000 |
| C R Hart | 9,735,887 | 1,000,000 | 1,975,000 |
| J A Newton | 628,187 | 1,000,000 | - |
| A J Rigg | 646,096 | 1,000,000 | - |
| J M D Willis | 1,955,696 | 1,000,000 | - |

The terms of the options are set out in Note 14 to the financial statements. Details, including fair value at date of grant of the options and performance rights granted to directors, are set out in the Remuneration Report.

## REMUNERATION REPORT

This Remuneration Report has been audited.

The Remuneration Report outlines the remuneration arrangements in place for directors and executives in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.7.2 of AASB 124 Related Party Disclosures, which have been transferred to the Remuneration Report in accordance with Corporations Regulation 2M.6.04. For the purposes of this report Key Management Personnel (KMP) of the group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the company and the group, directly and indirectly, including any director (whether executive or otherwise) of the parent company, and includes the executives in the parent company and the group receiving the highest remuneration.

Components of compensation of key management personnel for the year showing the percentage of compensation that is performance related.

| | | Short Term | | Post Employment | Equity Settled Share-based Payment | | | |
|---|---|---|---|---|---|---|---|---|
| | Year $ | Directors Fees $ | Salary and Fees $ | Superannuation $ | Performance Plan $ | Option Plan % | Performance Related $ | Total |
| **W Bisley** | **2007** | **50,000** | **-** | **4,500** | **-** | **147,300** | **73.0** | **201,800** |
| | 2006 | 50,000 | 1,500 | 4,500 | - | 252 | .04 | 56,252 |
| **W J Dewé** | **2007** | **-** | **96,825** | **27,250** | **45,772** | **147,300** | **60.9** | **317,147** |
| | 2006 | 6,284 | 35,178 | 20,965 | 7,286 | - | 10.5 | 69,713 |
| **C R Hart** | **2007** | **-** | **343,153** | **-** | **119,555** | **147,300** | **43.7** | **610,008** |
| | 2006 | - | 222,852 | - | 24,126 | - | 9.8 | 246,978 |
| **C H Naylor*** | **2007** | **-** | **62,185** | **5,596** | **-** | **42,445** | **38.5** | **110,226** |
| | 2006 | - | - | - | - | - | - | - |
| **J A Newton**** | **2007** | **5,000** | **-** | **10,107** | **-** | **229,833** | **93.8** | **244,940** |
| | 2006 | - | - | - | - | - | - | - |
| **A J Rigg** | **2007** | **25,000** | **-** | **2,250** | **-** | **147,300** | **84.4** | **174,550** |
| | 2006 | 25,000 | - | 2,250 | - | 252 | 0.9 | 27,502 |
| **J M D Willis** | **2007** | **6,813** | **-** | **20,437** | **-** | **147,300** | **84.4** | **174,550** |
| | 2006 | 27,250 | - | - | - | 252 | 0.9 | 27,502 |
| **TOTAL** | **2007** | **86,813** | **502,163** | **70,140** | **165,327** | **1,008,778** | | **1,833,221** |
| | 2006 | 108,534 | 259,530 | 27,715 | 31,412 | 756 | | 427,947 |

*Mr Naylor commenced as Chief Financial Officer on 5 February 2007.

**Mr Newton was appointed to the Board on 11 December 2006.

### Remuneration Committee

The Remuneration Committee of the Board of Directors of the company is responsible for determining and reviewing compensation arrangements for the directors and executives.

The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

The structure of non-executive director and executive remuneration is separate and distinct.

## Remuneration philosophy

The performance of the company depends upon the quality of its directors and executives. To prosper, the company must attract, motivate and retain highly skilled directors and executives.

To this end, the company embodies the following principles in its remuneration framework:

- Competitive rewards are set to attract high calibre executives;
- Executive rewards are linked to shareholder value;
- A significant portion of executive remuneration is dependent upon meeting pre-determined performance benchmarks; and
- Appropriate performance hurdles are established in relation to variable executive remuneration.

The Company during the year has focussed on the acquisition, processing and interpretation of 2D and 3D seismic in NT/P68 and has commenced planning of the drilling program expected to commence in October 2007. During the previous four financial years, the Company has been engaged in the GTL projects development and approvals phase. Creation of shareholder wealth is dependent upon a successful drilling program and/or the development of one or more of the GTL projects.

Accordingly, the Board's remuneration policy for executives includes the grant of rights with performance criteria linked to drilling and project development milestones and also the grant of rights with performance criteria linked to share price targets.

In regard to share based remuneration the Company has an established overall Trading Policy in regard to directors and executives which provides appropriate guidelines, processes and restrictions on the sale of any shares and options in the Company by these officers and their related parties. Unless explicitly stated otherwise all options granted are non ASX listed options and as such have limitations on their marketability.

## Non-executive director remuneration

The Board seeks to set aggregate remuneration at a level which provides the company with the ability to attract and retain directors of high calibre, whilst incurring a cost which is acceptable to shareholders.

The Constitution and ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by members in general meeting. An amount not exceeding the amount determined is then divided between the directors as agreed. At the Annual General Meeting held on 15 July 1997 shareholders approved an aggregate remuneration of up to $200,000 of which $151,357 was paid to directors during the year ended 30 June 2007 (2006: $136,250).

Each director has entered into an agreement as to the terms of their appointment as director of the Company, and (other than the managing director) receives remuneration as a director, by way of fee or superannuation. Under such agreements current at the date of this report, there are no annual, long service leave or other termination entitlements. No remuneration is paid to directors for service on board committees or on the boards of wholly owned subsidiaries.

Non-executive directors have been granted options through the Senior Executive and Officers Option Plan to further align their interests as directors with those of shareholders. Non-executive directors have long been encouraged by the Board to hold shares in the Company. The Company facilitates this through the Directors' Share Savings Plan. Under the plan, non-executive directors are required to take at least 20% of their fees in the form of shares in the Company. The shares are purchased on market at the prevailing market share price.

## Senior Executives and Officers Option Plan

30 November 2009 Options

1,000,000 options exercisable at a price of 50 cents on or before 30 November 2009 were granted to each director, Messrs W Bisley, W J Dewe, C R Hart, A J Rigg and J M D Willis in November 2006. In January 2007 a further 1,000,000 options exercisable at a price of 50 cents on or before 30 November 2009 were granted to director, Mr J A Newton and in February 2007 400,000 options exercisable at a price of 50 cents on or before 30 November 2009 were granted to the Chief Financial Officer, Mr C H Naylor which vest 50% in February 2008 and 50% in February 2009. Service criteria include continuation in office during the life of the options. On retirement from office the holder has 6 months in which to exercise all options held. The Company did not receive any consideration on granting the options. There has been no alteration of the terms and conditions of the options since grant.

No options were exercised by directors and senior executives during the year. At balance date all options to directors are vested. Shares allotted on exercise of the options rank pari passu in all respects with other fully paid ordinary shares. Option holders may only participate in a new issue of securities to holders of ordinary shares in MEO Australia Limited if an option has been exercised and a share issued in respect of that option before the record date for determining entitlements to the new issue.

30 September 2006 Options

1,000,000 options granted to each non-executive director, Messrs W Bisley, A J Rigg and J M D Willis on 7 December 2001. The options were either exercised at a price of 20 cents or sold on or before 30 September 2006 (refer note 22). Service criteria include continuation in office during the life of the options. On retirement from office the holder has 6 months in which to exercise all options held. The Company did not receive any consideration on granting the options. There has been no alteration of the terms and conditions of the options since grant.

Shares allotted on exercise of the options rank pari passu in all respects with other fully paid ordinary shares. Option holders may only participate in a new issue of securities to holders of ordinary shares in MEO Australia Limited if an option has been exercised and a share issued in respect of that option before the record date for determining entitlements to the new issue.

# REMUNERATION REPORT (CONTINUED)

## Compensation options: Granted and vested during the year (Consolidated)

| 30 June 2007 | No. | Grant Date | Fair value per option at grant date ($) (note 14) | Exercise Price per option ($) (note 14) | Expiry date | First exercise date | Last exercise date | No. | % | $ Min per option | $ Max per option |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Directors** | | | | | | | | | | | |
| W Bisley | 1,000,000 | 10 Nov 06 | 0.1473 | 0.50 | 30 Nov 09 | 10 Nov 06 | 30 Nov 09 | 1,000,000 | 100 | $0 | $0.15 |
| WJ Dewé | 1,000,000 | 10 Nov 06 | 0.1473 | 0.50 | 30 Nov 09 | 10 Nov 06 | 30 Nov 09 | 1,000,000 | 100 | $0 | $0.15 |
| CR Hart | 1,000,000 | 10 Nov 06 | 0.1473 | 0.50 | 30 Nov 09 | 10 Nov 06 | 30 Nov 09 | 1,000,000 | 100 | $0 | $0.15 |
| JA Newton | 1,000,000 | 17 Jan 07 | 0.2298 | 0.50 | 30 Nov 09 | 17 Jan 07 | 30 Nov 09 | 1,000,000 | 100 | $0 | $0.23 |
| AJ Rigg | 1,000,000 | 10 Nov 06 | 0.1473 | 0.50 | 30 Nov 09 | 10 Nov 06 | 30 Nov 09 | 1,000,000 | 100 | $0 | $0.15 |
| JMD Willis | 1,000,000 | 10 Nov 06 | 0.1473 | 0.50 | 30 Nov 09 | 10 Nov 06 | 30 Nov 09 | 1,000,000 | 100 | $0 | $0.15 |
| **Executives** | | | | | | | | | | | |
| CH Naylor | 200,000 | 5 Feb 07 | 0.3285 | 0.50 | 30 Nov 09 | 05 Feb 08 | 30 Nov 09 | - | - | $0 | $0.33 |
| CH Naylor | 200,000 | 5 Feb 07 | 0.3616 | 0.50 | 30 Nov 09 | 05 Feb 09 | 30 Nov 09 | - | - | $0 | $0.36 |
| **Total** | **6,400,000** | | | | | | | **6,000,000** | | | |

There were no options granted in the previous financial year.

The minimum value represents the amount payable assuming service criteria are not met and the maximum value represents the amount payable assuming service criteria are met.

## Options granted as part of remuneration

| | Value of options granted during the year* | Value of options exercised or sold during the year | Value of options laped during the year | % of options granted, exercised and lapsed during the year | % Remuneration consisting of options for the year % |
|---|---|---|---|---|---|
| W Bisley | 147,300 | 740 | - | 148,040 | 73.0 |
| W J Dewé | 147,300 | - | - | 147,300 | 46.4 |
| C R Hart | 147,300 | - | - | 147,300 | 24.1 |
| C H Naylor | 138,026 | - | - | 138,026 | 38.5 |
| J A Newton | 229,833 | - | - | 229,833 | 93.8 |
| A J Rigg | 147,300 | 740 | - | 148,040 | 84.4 |
| J M D Willis | 147,300 | 740 | - | 148,040 | 84.4 |

* 30 November 2009 options.

## Shares issued on the Exercise of Compensation Options (30 September 2006 options)

| 30 June 2007 | Share issued No. | Paid per share $ | Unpaid per share $ |
|---|---|---|---|
| W Bisley | 500,000 | 0.20 | - |
| J M D Willis | 500,000 | 0.20 | - |
| | **1,000,000** | | |

Note: In addition, W Bisley sold 500,000 30 September 2006 options, J M D Willis sold 500,000 30 September 2006 options and A J Rigg sold 1,000,000 30 September 2006 options prior to 30 September 2006 exercise date.

There were no shares issued on the exercise of compensation options in the previous financial year.

### Executive director remuneration

The company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the company and so as to:

- reward executives for individual performance against targets set by reference to appropriate benchmarks;
- align the interests of executives with those of shareholders;
- link reward with the strategic goals and performance of the company; and
- ensure total remuneration is competitive by market standards.

In determining the level and make-up of executive remuneration, the Remuneration Committee reviews market levels of remuneration for comparable executive roles.

It is the policy of Remuneration Committee that employment contracts are entered into with the Managing Director and other executives and consultants covering the following key elements:

### Fixed Remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market. Fixed remuneration is reviewed regularly by the Remuneration Committee. The Committee has access to external advice if required.

### Employment contracts

The Company entered into a contract with PetroEx Pty Ltd to secure the executive services of Mr C R Hart, the Company's Managing Director and CEO. The current service contract commenced on 1 July 2006 and terminated on 30 June 2007. The terms of the contract with PetroEx Pty Ltd are:

- Fees are determined monthly on a time basis at rates commensurable with industry standards.
- PetroEx may after 12 months terminate the contract by giving 3 months written notice.
- The company may terminate the employment contract after 12 months by giving 3 months written notice or at any time without notice if serious misconduct has occurred.

Effective 1 July 2007 Mr Hart has entered into an executive service agreement, under the terms of the agreement:-

- Mr Hart may resign from his position and thus terminate this contract by giving two months written notice. On resignation any unvested options and performance rights will lapse.
- The Company may terminate this employment agreement after June 30, 2008 by giving three months' prior notice in writing.
- The Company may immediately terminate this employment agreement by giving written notice if serious misconduct has occurred. Where termination with cause occurs all options and performance rights which have not been exercised at the date of termination of employment will automatically lapse.

The Company entered into a 12 month contract on 1 October 2006, with Fourties Pty Ltd for the services of executive director - commercial, Mr WJ Dewé on an as required basis, at rate commensurable with industry standards. The contract for Mr Dewé's services is under review at the date of this report.

### Variable Remuneration – Long Term Incentives

MEO Australia Performance Plan

Performance rights entitle recipients to one fully paid ordinary share in the Company for each right held, upon attainment of performance conditions and expiration of the vesting period in relation to the relevant shares. No other consideration is received or will be received by the Company in relation to the provision of the right or the vesting of shares.

Executive directors are granted performance rights in accordance with their employment or consultancy contracts, the terms of which provide for treatment of performance rights held on cessation of employment. The performance rights lapse on expiration of the performance period determined at grant, and on cessation of employment subject to arrangements for death, disability or retirement.

The Company purchases shares on market on behalf of the plan trustee to satisfy obligations under the rights upon satisfaction of performance conditions.

Performance conditions include non market criteria being achievement of operational milestones in the development of the Tassie Shoal Methanol Project and the Tassie Shoal LNG Project and NT/P68 milestones and market criteria, being an increase in the Company's share price.

In August 2006, 500,000 performance rights were granted to C R Hart and 100,000 performance rights were granted to W J Dewé. The performance rights are market based requiring a share price level of 40 cents for not less than 20 trading days. The share price target was achieved and the performance rights earned during the period. In February 2007 250,000 performance rights were granted to C R Hart and 125,000 performance rights were granted to W J Dewé which will be awarded if the Company achieves a share price level of $1.20 for not less than 50 trading days.

At balance date an estimate was made of the likelihood of non market criteria relating to certain performance rights being met, the effect of which was a reduction in the fair value expensed for the year.

## REMUNERATION REPORT (CONTINUED)

The amount recognized as remuneration in relation to performance rights in accordance with AASB 2 Share-based Payment is shown in the above compensation table.

*Movements for the year in holdings of performance rights:*

| 30 June 2007 | Opening Balance | Rights Granted | Rights Vested | Expired /Lapsed | Closing Balance |
|---|---|---|---|---|---|
| WJ Dewé | 600,000 | 225,000 | (200,000) | (350,000) | 275,000 |
| CR Hart | 2,400,000 | 750,000 | (687,500) | (487,500) | 1,975,000 |
| Total | 3,000,000 | 975,000 | (887,500) | (837,500) | 2,250,000 |

For rights outstanding at 30 June 2007, shares acquired on satisfaction of performance criteria would be vested.

| 30 June 2006 | Opening Balance | Rights Granted | Rights Vested | Expired /Lapsed | Closing Balance |
|---|---|---|---|---|---|
| WJ Dewé | 650,000 | - | - | (50,000) | 600,000 |
| CR Hart | 2,710,000 | - | - | (310,000) | 2,400,000 |
| Total | 3,360,000 | - | - | (360,000) | 3,000,000 |

For rights outstanding at 30 June 2006, shares acquired on satisfaction of performance criteria would be vested.

### Performance Rights on Issue to Key Management Personnel

| | WJ Dewé Rights | CR Hart Rights | Total Rights |
|---|---|---|---|
| 1. Performance rights granted on 16 February 2007 and expiring on 31 March 2009 with market criteria: | | | |
| the Company's share price maintaining a price of $1.20 or more for 50 trading days by 31 March 2009 | 125,000 | 250,000 | 375,000 |
| 2. Performance rights granted on 30 June 2005 and expiring on 31 December 2007 with performance criteria: | | | |
| (a) Obtaining a commitment to construct the methanol plant, retaining at least a 20% interest in the project, and | - | 1,000,000 | 1,000,000 |
| (b) Executing a commercial agreement to develop the LNG project, retaining at least a 25% interest in the project. | 100,000 | 400,000 | 500,000 |
| 3. Performance rights granted on 1 January 2004, expiring on 31 December 2010, with performance criteria: | | | |
| Acceptance by the Designated Authority of the information leading to the grant of Infrastructure Licence NT/ISL1 recognising that the grant may not occur until the grant of a Production Licence to the holders of NT/P48 | 50,000 | 325,000 | 375,000 |
| **Total number of performance rights on issue at balance date** | **275,000** | **1,975,000** | **2,250,000** |
| Performance rights that expired during the year unvested, granted with performance based criteria: | | | |
| (a) Obtaining a conditional letter of intent for gas supply, and | 250,000 | 300,000 | 550,000 |
| (b) Obtaining a conditional heads of agreement for methanol off take of 650,000 tonnes per annum - 50% expired & 50% deemed achieved | 100,000 | 187,500 | 287,500 |
| **Total number of performance rights expired during the year** | **350,000** | **487,000** | **837,500** |

### Performance Rights on Issue to Key Management Personnel (continued)

| | | WJ Dewé Rights | CR Hart Rights | Total Rights |
|---|---|---|---|---|
| **Value of Performance Rights outstanding at 30 June 2007** | | | | |
| The Company's share price maintaining a price of $1.20 or more for 50 trading days by 31 March 2009 | - $min per right | $0 | $0 | |
| | - $max per right | $0.58 | $0.58 | |
| Obtaining a commitment to construct the methanol plant, retaining at least a 20% interest in the project | - $min per right | | $0 | |
| | - $max per right | | $0 | |
| Executing a commercial agreement to develop the LNG project, retaining at least a 25% interest in the project | - $min per right | $0 | $0 | |
| | - $max per right | $0.01 | $0.01 | |
| Acceptance by the Designated Authority of the information leading to the grant of Infrastructure Licence NT/ISL1 recognising that the grant may not occur until the grant of a Production Licence to the holders of NT/P48 | - $min per right | $0 | $0 | |
| | - $max per right | $0.02 | $0.02 | |

The minimum value represents the amount payable assuming performance criteria are not met and the maximum value represents the amount payable based on the probability that performance criteria are met.

During the year ended 30 June 2007 975,000 performance rights were issued (2006: nil), 837,500 performance rights were forfeited (2006: 360,000) and 887,500 rights have been earned or paid (2006: nil). Grants are payable on the date that the performance criteria are met.

Following the above issues, the Company's total issued capital is 334,931,570 ordinary shares and there are 6,400,000 unissued shares in the capital of the Company subject to outstanding 30 November 2009 options.

## EVENTS AFTER BALANCE DATE

### Share Purchase Plan

Since Balance date the year the Company has raised a total of $18,240,000 from the allotment of shares in the Share Purchase Plan. As at 30 June 2007 MEO had received $7,852,000 in Share Purchase Plan applications with a further $10,388,000 in Share Purchase Plan applications received during July and August.

### Exercise of Options

A total of 400,000 30 November 2009 options were exercised raising $200,000.

## AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

The directors have received the independence declaration from the auditor, Ernst & Young, set out on page 28.

### Non Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

The cost of tax compliance services for the year by Ernst & Young was $6,125.

**C R Hart**
Managing Director

Melbourne, 27 September 2007

# Directors' Declaration

In accordance with a resolution of the directors of MEO Australia Limited, I state that:

In the opinion of the directors:

(a) the financial report and the additional disclosures included in the directors' report designated as audited, of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2007.

On behalf of the Board

**C R Hart**
Managing Director

Melbourne, 27 September 2007

**ERNST & YOUNG**

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

**Auditor's Independence Declaration to the Directors of MEO Australia Limited**

In relation to our audit of the financial report of MEO Australia Limited for the year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Brett Croft
Partner
Melbourne
27 September 2006

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

## Independent auditor's report to the members of MEO Australia Limited

We have audited the accompanying financial report of MEO Australia Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

The company has disclosed information as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard 124 *Related Party Disclosures* ("remuneration disclosures"), under the heading "Remuneration Report" on pages 8 to 14 of the directors' report, as permitted by Corporations Regulation 2M.6.04.

*Directors' Responsibility for the Financial Report*
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(b), the directors also state that the financial report, comprising the financial statements and notes, comply with International Financial Reporting Standards. The directors are also responsible for the remuneration disclosures contained in the directors' report.

*Auditor's Responsibility*
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement and that the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures*.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Independence*
In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

ERNST & YOUNG

*Auditor's Opinion*

In our opinion:

1. the financial report of MEO Australia Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of MEO Australia Limited and the consolidated entity at 30 June 2007 and of their performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as disclosed in Note 2(b).

3. the remuneration disclosures that are contained on pages 8 to 14 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Ernst & Young

Brett Croft
Partner
Melbourne
27 September 2007

# Income Statement

For the year ended 30 June 2007

| | Note | Consolidated 2007 $ | Consolidated 2006 $ | Parent 2007 $ | Parent 2006 $ |
|---|---|---|---|---|---|
| Interest income | | 878,932 | 82,082 | 878,932 | 82,082 |
| Other income | | 142,560 | 489,909 | 142,560 | 489,909 |
| **Income** | | **1,021,492** | **571,991** | **1,021,492** | **571,991** |
| Depreciation and amortisation expense | | (34,880) | (12,776) | (34,880) | (12,776) |
| Employees and consultants | 4 | (2,364,054) | (759,899) | (2,364,054) | (759,899) |
| Project expenditure | | (97,556) | (577,233) | (97,556) | (577,233) |
| Foreign exchange losses | 18 | (964,984) | (513) | (964,984) | (513) |
| Other expenses | 4 | (721,669) | (311,738) | (721,669) | (311,738) |
| **Loss before income tax** | | **(3,161,651)** | **(1,090,168)** | **(3,161,651)** | **(1,090,168)** |
| Income tax benefit/(expense) | 5 | (209,000) | (18,000) | - | - |
| Net loss for the period | | (3,370,651) | (1,108,168) | (3,161,651) | (1,090,168) |
| Basic loss per share (cents per share) | 6 | 1.58 | 0.79 | | |
| Diluted loss per share (cents per share) | 6 | 1.58 | 0.79 | | |

The above income statement should be read in conjunction with the accompanying notes.

# Balance Sheet

For the year ended 30 June 2007

| | Note | Consolidated 2007 $ | Consolidated 2006 $ | Parent 2007 $ | Parent 2006 $ |
|---|---|---|---|---|---|
| **CURRENT ASSETS** | | | | | |
| Cash and cash equivalents | 7 | 70,929,204 | 2,454,356 | 70,929,197 | 2,454,351 |
| Trade and other receivables | 8 | 518,176 | 13,025 | 518,176 | 13,025 |
| TOTAL CURRENT ASSETS | | 71,447,380 | 2,467,381 | 71,447,373 | 2,467,376 |
| **NON-CURRENT ASSETS** | | | | | |
| Other financial assets | 9 | - | - | 15,056,341 | 176,151 |
| Plant and equipment | 10 | 72,635 | 34,537 | 72,635 | 34,537 |
| Leasehold improvements | 11 | 99,502 | 1,660 | 99,502 | 1,660 |
| Intangible assets | 12 | 42,591 | 41,072 | 42,591 | 41,072 |
| Exploration and evaluation costs | 13 | 15,056,332 | 176,144 | - | - |
| TOTAL NON-CURRENT ASSETS | | 15,271,060 | 253,413 | 15,271,069 | 253,420 |
| **TOTAL ASSETS** | | **86,718,440** | **2,720,794** | **86,718,442** | **2,720,796** |
| **CURRENT LIABILITIES** | | | | | |
| Trade and other payables | 15 | 1,651,088 | 179,994 | 1,651,088 | 179,994 |
| Income tax payable | 5 | - | 18,000 | - | - |
| Payable to subsidiary | 20 | - | - | 73,297 | 88,485 |
| Provisions | 16 | 27,956 | 17,754 | 27,956 | 17,754 |
| TOTAL CURRENT LIABILITIES | | 1,679,044 | 215,748 | 1,752,341 | 286,233 |
| **NON-CURRENT LIABILITIES** | | | | | |
| Provisions | 16 | 14,885 | 8,000 | 14,885 | 8,000 |
| TOTAL NON-CURRENT LIABILITIES | | 14,885 | 8,000 | 14,885 | 8,000 |
| **TOTAL LIABILITIES** | | **1,693,929** | **223,748** | **1,767,226** | **294,233** |
| **NET ASSETS** | | **85,024,511** | **2,497,046** | **84,951,216** | **2,426,563** |
| **EQUITY** | | | | | |
| Contributed equity | 17 | 96,803,600 | 12,147,239 | 96,591,788 | 12,147,239 |
| Share based payments reserve | 17 | 1,261,761 | 20,006 | 1,261,761 | 20,006 |
| Accumulated losses | 17 | (13,040,850) | (9,670,199) | (12,902,333) | (9,740,682) |
| **TOTAL EQUITY** | | **85,024,511** | **2,497,046** | **84,951,216** | **2,426,563** |

The above balance sheet should be read in conjunction with the accompanying notes.

# Cash Flow Statement

For the year ended 30 June 2007

| | | Consolidated | | Parent | |
|---|---|---|---|---|---|
| | Note | **2007 $** | 2006 $ | **2007 $** | 2006 $ |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Payments to suppliers and employees | | (1,901,287) | (1,042,546) | (1,901,287) | (1,042,546) |
| Expenditure on methanol & LNG projects | | (100,954) | (576,715) | (100,954) | (576,715) |
| Expense recoveries | | 133,980 | 489,910 | 133,980 | 489,910 |
| Income tax paid | | (11,992) | - | (11,992) | - |
| Interest received | | 701,485 | 82,082 | 701,485 | 82,082 |
| Net cash used in operating activities | (note 7) | (1,178,768) | (1,047,269) | (1,178,768) | (1,047,269) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Expenditure on plant and equipment | | (47,827) | (36,189) | (47,827) | (36,189) |
| Expenditure on leasehold improvements | | (105,349) | (2,075) | (105,349) | (2,075) |
| Expenditure on intangibles | | (18,454) | (49,286) | (18,454) | (49,286) |
| Expenditure on exploration tenements | | (14,693,092) | (67,119) | - | - |
| Investment in subsidiary company | | - | - | (2) | - |
| Net cash used in investing activities | | (14,864,722) | (154,669) | (171,632) | (87,550) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Proceeds from share issues | | 79,127,709 | 2,772,628 | 79,127,709 | 2,772,628 |
| Transaction costs on issue of shares | | (2,268,891) | (127,102) | (2,268,891) | (127,102) |
| Proceeds from share purchase plan prior to allotment | | 7,852,000 | - | 7,852,000 | - |
| Purchase of shares on market in settlement of vested performance rights | | (321,446) | - | (321,446) | - |
| Proceeds from sale of trustee shares | | 1,093,950 | - | 1,093,950 | - |
| Advances (to) subsidiary companies | | - | - | (14,693,092) | (67,119) |
| Net cash from financing activities | | 85,483,322 | 2,645,526 | 70,790,230 | 2,578,407 |
| Net increase in cash and cash equivalents | | 69,439,832 | 1,443,588 | 69,439,830 | 1,443,588 |
| Cash and cash equivalents at beginning of period | | 2,454,356 | 1,010,768 | 2,454,351 | 1,010,763 |
| Net foreign exchange differences | (note 18) | (964,984) | - | (964,984) | - |
| **Cash and cash equivalents at end of period** | **(note 7)** | **70,929,204** | **2,454,356** | **70,929,197** | **2,454,351** |

The above cash flow statement should be read in conjunction with the accompanying notes.

# Statement of changes in Equity

For the year ended 30 June 2007

| | Issued Capital $ | Share Based Payments Reserve $ | Accumulated Losses $ | Total Equity $ |
|---|---|---|---|---|
| **Consolidated** | | | | |
| At 1 July 2006 | 12,147,239 | 20,006 | (9,670,199) | 2,497,046 |
| Loss for the period | - | - | (3,370,651) | (3,370,651) |
| Cost of share based payments | - | 1,312,356 | - | 1,312,356 |
| Transfer of cost of exercised equity instruments | 70,601 | (70,601) | - | - |
| Share issues | 79,127,709 | - | - | 79,127,709 |
| Share purchase plan applications received prior to allotment | 7,852,000 | - | - | 7,852,000 |
| Sales of trustee shares | 1,093,950 | - | - | 1,093,950 |
| Costs of issues (net of tax) | (3,166,453) | - | - | (3,166,453) |
| Purchase of shares on market in settlement of vested performance rights | (321,446) | - | - | (321,446) |
| At 30 June 2007 | 96,803,600 | 1,261,761 | (13,040,850) | 85,024,511 |
| At 1 July 2005 | 9,501,712 | 40,191 | (8,616,756) | 925,147 |
| Loss for the period | - | - | (1,108,168) | (1,108,168) |
| Cost of share based payment | - | 34,540 | - | 34,540 |
| Transfer cost of unvested expired equity instruments | - | (54,725) | 54,725 | - |
| Share issues | 20,000 | - | - | 20,000 |
| Sale of trustee shares | 2,752,629 | - | - | 2,752,629 |
| Costs of sale | (127,102) | - | - | (127,102) |
| At 30 June 2006 | 12,147,239 | 20,006 | (9,670,199) | 2,497,046 |
| **Parent** | | | | |
| At 1 July 2006 | 12,147,239 | 20,006 | (9,740,682) | 2,426,563 |
| Loss for the period | - | - | (3,161,651) | (3,161,651) |
| Cost of share based payment | - | 1,312,356 | - | 1,312,356 |
| Transfer of cost of exercised equity instruments | 70,601 | (70,601) | - | - |
| Share issues | 79,127,709 | - | - | 79,127,709 |
| Share purchase plan applications received prior to allotment | 7,852,000 | - | - | 7,852,000 |
| Sales of trustee shares | 1,093,950 | - | - | 1,093,950 |
| Costs of issues | (3,378,265) | - | - | (3,378,265) |
| Purchase of shares on market in settlement of vested performance rights | (321,446) | - | - | (321,446) |
| At 30 June 2007 | 96,591,788 | 1,261,761 | (12,902,333) | 85,951,216 |
| At 1 July 2005 | 9,501,712 | 40,191 | (8,705,239) | 836,664 |
| Loss for the period | - | - | (1,090,168) | (1,090,168) |
| Cost of share based payment | - | 34,540 | - | 34,540 |
| Transfer cost of unvested expired equity instruments | - | (54,725) | 54,725 | - |
| Share issues | 20,000 | - | - | 20,000 |
| Sale of trustee shares | 2,752,629 | - | - | 2,752,629 |
| Costs of sale | (127,102) | - | - | (127,102) |
| At 30 June 2006 | 12,147,239 | 20,006 | (9,740,682) | 2,426,563 |

The above statement of changes in equity should be read in conjunction with the accompanying notes.

# Notes to the Financial Statements

For the year ended 30 June 2007

## 1 CORPORATE INFORMATION

The financial report of MEO Australia Limited (MEO Australia, or the Company) for the year ended 30 June 2007 was authorised for issue in accordance with a resolution of the directors on 27 September 2007.

MEO Australia Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on Australian Stock Exchange.

The nature of operations and principal activities of the Group are described in note 3.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Basis of Preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards, presented in Australian dollars. The financial report has also been prepared on a historical cost basis.

### (b) Statement of compliance

Except for the amendments to AASB 101 Presentation of Financial Statements and AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments, which the Group has early adopted, relevant Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ending 30 June 2007. These are outlined in the table below.

| Reference | Title | Summary | Application date of standard* | Impact on Group financial report | Application date for Group* |
|---|---|---|---|---|---|
| AASB 2005-10 | Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038] | Amendments arise from the release in August 2005 of AASB 7 Financial Instruments: Disclosures. | 1 January 2007 | AASB 7 is a disclosure standard so will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report. | 1 July 2007 |
| AASB 2007-3 | Amendments to Australian Accounting Standards arising from AASB 8 [AASB 5, AASB, AASB 6, AASB 102, AASB 107, AASB 119, AASB 127, AASB 134, AASB 136, AASB 1023 & AASB 1038] | Amending standard issued as a consequence of AASB 8 Operating Segments. | 1 January 2009 | AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Groups financial statements. The new standard is not expected to have an impact on the Group's segment disclosures as segment information based on management reports consistent with those currently reported under AASB 114. | 1 July 2009 |
| AASB 7 | Financial Instruments: Disclosures | New standard replacing disclosure requirements of AASB 132. | 1 January 2007 | Refer to AASB 2005-10 above. | 1 July 2007 |
| AASB 8 | Operating Segments | This new standard will replace AASB 114 Segment Reporting and adopts a management approach to segment reporting. | 1 January 2009 | Refer to AASB 2007-3 above. | 1 July 2009 |

*designates the beginning of the applicable annual reporting period

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). The financial report also complies with International Financial Reporting Standards (IFRS).

### (c) Basis of consolidation

The consolidated financial statements comprise the financial statements of MEO Australia Limited and its subsidiaries as at 30 June each year (the Group).

Subsidiaries are all those entities over which the group has the power to govern the financial and operating policies so as to obtain benefits from their activities.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, income, expenses and profits and losses from intra group transactions, have been eliminated in full. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

### (d) Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of share options is determined by an external valuer using a binomial option pricing model, and using the assumptions detailed in note 14.

### (e) Segment reporting

A business segment is a distinguishable component of the entity that is engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

### (f) Foreign currency translation

(i) Functional and presentation currency

Both the functional and presentation currency of MEO Australia Limited and its Australian subsidiaries is Australian dollars ($). Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(ii) Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

All exchange differences in the consolidated report are taken to the profit and loss.

### (g) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purpose of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

### (h) Trade and other receivables

Trade receivables which generally have 30-90 day terms are recognised and carried at invoice amount less an allowance for any uncollectible amount. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

### (i) Derivative financial instruments and hedging

The Group uses derivative financial instruments such as forward currency contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. Certain derivatives do not qualify for hedge accounting and changes in the fair value are recognised immediately in the profit and loss in other revenues and expenses. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from the changes in the fair value of derivatives, except those that qualify as cash flow hedges are taken directly to profit and loss for the year.

The fair values of forward currency contracts are calculated by reference to current forward exchange rates for contracts with similar maturity profiles.

For personal use only

## (j) Plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment losses. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets – 5 to 15 years.

Impairment

The carrying values of plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.

For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the assets value in use can be estimated to be close to its fair value. An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is written down to its recoverable amount.

The recoverable amount of a plant and equipment is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An item of plant and equipment is derecognised upon disposal or when no future economics benefits are expected to arise from the continued use of the asset. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

## (k) Methanol and LNG project costs

Research and feasibility costs are expensed as incurred. Development expenditure incurred on a project is carried forward when its future recoverability can reasonably be regarded as assured.

Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure carried forward is amortised over the period of expected future revenue form the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

## (l) Exploration and evaluation costs

Exploration and evaluation costs are accumulated separately for each area of interest and carried forward provided that one of the following conditions is met:

- such costs are expected to be recouped through successful development or sale; or
- exploration activities have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in relation to the area are continuing.

Impairment of exploration and evaluation costs

To the extent that capitalised exploration and evaluation expenditure is determined not to be recoverable in the future, profits and net assets will be reduced in the period in which this determination is made.

## (m) Intangible assets

Intangible assets acquired are measured at cost less any accumulated amortisation and any accumulated impairment losses.

Intangible assets with finite lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and method for an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life are accounted for by changing the amortisation period or method, which is a change in an accounting estimate. Amortisation expense is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

## (n) Leases

Leases under which the lessor retains substantially all of the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised in the income statement in a straight-line basis over the lease term.

## (o) Trade and other payables

Trade and other payables are carried at amortised costs and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of the goods and services.

## (p) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision resulting from the passage of time is recognised in finance costs.

### (q) Employee leave benefits

Wages, salaries, annual leave and sick leave

Liabilities for wage and salaries, including non-monetary benefits and annual leave entitlements expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' service up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date in national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

### (r) Share-based payment transactions

The Group provides benefits to employees (including directors) of, and consultants to, the Group in the form of share-based payment transactions, whereby services are rendered in exchange for shares or rights over shares ('equity-settled transactions'). There are currently two plans in place to provide these benefits:

(i) Senior Executives and Officers Option Plan, which provides benefits to directors and senior executives, and

(ii) MEO Australia Performance Plan which provides benefits to senior executives and consultants.

The cost of equity-settled transactions is measured by reference to the fair value at the date at which they are granted. The fair value of options and performance rights with market based performance criteria is determined by an external valuer using a binomial option pricing model. The fair value of performance plan rights with non-market performance criteria is determined by reference to the Company's share price at date of grant.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the recipient become fully entitled to the award ('vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, based on the best available information at balance date, will ultimately vest. No adjustment is made for the likelihood of market conditions being met as the effect of these conditions is included in determination of fair value at grant date. The charge or credit for the period represents the movement in cumulative expense recognised as at the beginning and end of the period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

### (s) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

### (t) Reserved shares

Own equity instruments reacquired for later payment as employee share-based payment awards (treasury shares) are deducted from equity. No gain or loss is recognised on the purchase, sale, issue or cancellation of the Group's own equity instruments.

### (u) Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Specific recognition criteria must also to be met:

Interest income

Revenue is recognised as the interest accrues using the effective interest method.

### (v) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by balance date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- when the taxable temporary difference is associated with investments in subsidiaries, associates or interests in joint ventures, and the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be used, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- when the deductible temporary differences is associated with investments in subsidiaries, associates or interests in joint ventures, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be applied.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Deferred tax assets and deferred tax liabilities are offset only where a legally enforceable right of set off exists and the deferred tax assets and liabilities relate to the same taxable entity.

Tax consolidation legislation

MEO Australia and its wholly owned subsidiaries have implemented the tax consolidation legislation as of 1 July 2004.

The head entity, MEO Australia Limited and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current tax rates and deferred taxes to allocate to members of the tax consolidated group.

In addition to its own current and deferred tax amounts, MEO Australia Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly owned tax consolidated entities.

### (w) Goods and services tax

Revenues, expenses and assets are recognised net of GST, except receivables and payables which are stated with GST included. Where GST incurred on a purchase of goods or services is not recoverable from the taxation authority, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

### (x) Earnings per share

Basic earnings per share is calculated as net profit (loss) attributable to members divided by the weighted average number of ordinary shares.

Diluted earnings per share is calculated as net profit (loss) attributable to members divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

## 3 SEGMENT INFORMATION

The Group's operations are confined to development of methanol and LNG development projects and petroleum exploration. The primary segment reporting format is by project segment affected predominantly by differences in risk. The Group operates wholly within the single secondary, geographical, segment of Australia.

The following tables represent revenue, profit information and certain asset and liability information regarding business segments for the years ended 30 June 2007 and 30 June 2006.

| | Methanol & LNG Development | | Petroleum Exploration | | Consolidated | |
|---|---|---|---|---|---|---|
| **BUSINESS SEGMENTS** | **2007 $** | 2006 $ | **2007 $** | 2006 $ | **2007 $** | 2006 $ |
| **Revenue:** | | | | | | |
| Segment revenue | - | 13,706 | - | 410,964 | - | 424,670 |
| Non-segment revenue | | | | | 1,021,492 | 147,321 |
| Total consolidated revenue | | | | | 1,021,492 | 571,991 |
| **Result:** | | | | | | |
| Segment (loss) | (97,556) | (518,719) | (16,935) | (108,888) | (114,491) | (627,607) |
| Non-segment expenses | | | | | (3,047,160) | (462,561) |
| (Loss) before income tax | | | | | (3,161,651) | (1,090,168) |
| Income tax benefit/(expense) | | | | | (209,000) | (18,000) |
| Net (loss) for the year | | | | | (3,370,651) | (1,108,168) |
| **Assets:** | | | | | | |
| Segment assets | - | - | 15,098,923 | 217,216 | 15,098,923 | 217,216 |
| Non-segment assets | | | | | 71,619,517 | 2,503,578 |
| Total Assets | | | | | 86,718,440 | 2,720,794 |
| **Liabilities:** | | | | | | |
| Segment liabilities | - | 3,738 | 205,212 | 52,407 | 205,212 | 56,145 |
| Non-segment liabilities | | | | | 1,488,717 | 167,603 |
| Total Liabilities | | | | | 1,693,929 | 223,748 |
| **Other Segment Information:** | | | | | | |
| Acquisition of plant and equipment, and other non-current assets | | | | | | |
| Segment | - | - | 14,898,642 | 105,365 | 14,898,642 | 105,365 |
| Non-segment | - | - | - | - | 153,885 | 33,263 |
| Depreciation and amortisation | | | | | | |
| Segment depreciation | - | - | 16,935 | 8,214 | 16,935 | 8,214 |
| Non-segment depreciation | | | | | 17,945 | 4,562 |
| **Cash Flow Information:** | | | | | | |
| *Operating Activities* | | | | | | |
| Segment net cash flow (used) | (100,954) | (576,715) | - | - | (100,954) | (576,715) |
| Non-segment net cash flow (used) | | | | | (1,077,814) | (470,554) |
| *Investing Activities* | | | | | | |
| Segment net cash flow (used) | - | - | (14,711,546) | (116,405) | (14,711,546) | (116,405) |
| Non-segment net cash flow (used) | | | | | (153,176) | (38,264) |
| *Financing Activities* | | | | | | |
| Non-segment net cash flow | | | | | 85,483,322 | 2,645,526 |

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| **4 EXPENSES** | | | | |
| **Employees and Consultants** | | | | |
| Consultants fees and expenses | 502,786 | 290,754 | 502,786 | 290,754 |
| Directors remuneration | 86,813 | 108,534 | 86,813 | 108,534 |
| Directors superannuation | 64,544 | 27,715 | 64,544 | 27,715 |
| Directors insurance | 1,278 | 41,991 | 1,278 | 41,991 |
| Fringe benefits tax | 3,262 | 5,438 | 3,262 | 5,438 |
| Payroll tax and workcover | 36,040 | 8,311 | 36,040 | 8,311 |
| Provision for annual and long service leave | 17,088 | 23,661 | 17,088 | 23,661 |
| Salaries | 264,195 | 185,565 | 264,195 | 185,565 |
| Share based payments | 1,312,356 | 34,540 | 1,312,356 | 34,540 |
| Superannuation | 75,692 | 33,390 | 75,692 | 33,390 |
| | 2,364,054 | 759,899 | 2,364,054 | 759,899 |
| **Other Expenses** | | | | |
| Administration and other expenses | 202,196 | 59,616 | 202,196 | 59,616 |
| Audit costs | 60,435 | 50,000 | 60,435 | 50,000 |
| Premises costs | 28,822 | 36,448 | 28,822 | 36,448 |
| Stock exchange registry and reporting costs | 173,188 | 53,317 | 173,188 | 53,317 |
| Travel and corporate promotion costs | 257,028 | 72,357 | 257,028 | 72,357 |
| Trustee stock scheme costs | - | 40,000 | - | 40,000 |
| | 721,669 | 311,738 | 721,669 | 311,738 |
| **5 INCOME TAX** | | | | |
| **Income Statement** | | | | |
| Current income tax | | | | |
| Current income tax credit | 5,038,001 | 386,075 | 573,945 | 368,075 |
| Adjustment in respect of current income tax of previous years | (2,812) | - | - | - |
| Tax losses not recognised as not probable | (5,038,001) | (368,075) | (573,945) | (368,075) |
| | (2,812) | 18,000 | - | - |
| Deferred income tax | | | | |
| Relating to origination and reversal of temporary differences | (4,483,213) | (9,280) | (19,156) | (9,280) |
| Tax losses brought to account to offset net deferred tax liability | 4,271,401 | 9,280 | 19,156 | 9,280 |
| | (211,812) | - | - | - |
| Income tax (benefit)/expense reported in the Income Statement | 209,000 | 18,000 | - | - |

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |
| **5 INCOME TAX (CONTINUED)** | | | | |
| **Statement of Changes in Equity** | | | | |
| Deferred income tax related to items charged or credited directly to equity | | | | |
| Share issue costs | (1,013,588) | (10,234) | (1,013,588) | (10,234) |
| Not recognised as not probable | 801,776 | 10,234 | (1,013,588) | 10,234 |
| Income tax benefit reported in Equity | (211,812) | - | - | - |
| **Tax Reconciliation** | | | | |
| A reconciliation between tax expense and the product of accounting profit before income tax multiplied by the Group's applicable income tax rate is as follows: | | | | |
| Accounting loss before tax | (3,161,651) | (1,090,168) | (3,161,651) | (1,090,168) |
| At the Group's statutory 30% tax rate (2006: 30%) | (948,495) | (327,050) | (948,495) | (327,050) |
| Adjustment in respect of current income tax of previous years | (2,812) | - | - | - |
| Share based payment expense | 393,707 | 10,362 | 393,707 | 10,362 |
| Tax losses not brought to account | 348,600 | 334,688 | 554,788 | 316,688 |
| Income tax expense reported in the Income Statement | 209,000 | 18,000 | - | - |

| | Balance Sheet | | Income Statement | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |
| **Deferred Income Tax** | | | | |
| Deferred income tax at 30 June relates to the following: | | | | |
| CONSOLIDATED | | | | |
| *Deferred tax liabilities* | | | | |
| Prepayments | (3,000) | - | 3,000 | - |
| Interest receivable | (53,234) | - | 53,234 | - |
| Exploration and evaluation costs | (4,516,900) | (52,843) | 4,464,057 | 16,823 |
| Gross deferred income tax liabilities | (4,573,134) | (52,843) | | |
| *Deferred tax assets* | | | | |
| Accruals | 43,187 | 13,636 | (29,551) | (3,536) |
| Provisions | 12,853 | 5,326 | (7,527) | (4,698) |
| Directors retirement benefits | - | - | - | 32,564 |
| Share issue costs | 825,316 | 24,601 | - | - |
| Temporary differences not recognised as not probable | (588,903) | - | - | - |
| Tax losses brought to account to offset net deferred tax liability | 4,280,681 | 9,280 | (4,271,401) | (9,280) |
| Deferred tax assets not brought to account | - | - | - | (31,873) |
| Gross deferred income tax assets | 4,573,134 | 52,843 | - | - |
| Net Deferred Tax Asset | - | - | - | - |
| Deferred tax income (expense) | - | - | (211,812) | - |

| | Balance Sheet | | Income Statement | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |

## 5 INCOME TAX (CONTINUED)

PARENT

| | Balance Sheet 2007 $ | Balance Sheet 2006 $ | Income Statement 2007 $ | Income Statement 2006 $ |
|---|---|---|---|---|
| *Deferred tax liabilities* | | | | |
| Prepayments | (3,000) | - | 3,000 | - |
| Interest receivable | (53,234) | - | 53,234 | - |
| Gross deferred income tax liabilities | (56,234) | - | | |
| *Deferred tax assets* | | | | |
| Accruals | 43,187 | 13,636 | (43,187) | (3,536) |
| Provisions | 12,853 | 5,326 | (12,853) | (4,698) |
| Directors retirement benefits | - | - | - | 32,564 |
| Share issue costs | 825,316 | 24,601 | - | - |
| Temporary differences not recognised as not probable | (825,316) | (43,563) | - | 8,234 |
| Tax losses not recognised as not probable | - | - | - | (32,564) |
| Tax losses brought to account to offset net deferred tax liability | 194 | - | (194) | - |
| Gross deferred income tax assets | 56,234 | - | - | - |
| Net Deferred Tax Asset / (Liability) | - | - | - | - |
| Deferred tax (income)/expense | - | - | - | - |

**Tax consolidation**

(i) Members of the tax consolidated group

MEO Australia Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2004. MEO Australia Limited is the head entity of the tax consolidated group.

(ii) Tax effect accounting by members of the tax consolidated group

*Measurement method adopted under UIG 1052 Tax Consolidated Accounting*

The head entity and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. The Group has applied the group allocation approach in determining the appropriate amount of current taxes and deferred taxes to allocate to members of the tax consolidated group. The current and deferred tax amounts are measured in a systematic manner that is consistent with the principles in AASB 112 Income Taxes.

In addition to its own current and deferred tax amounts, the head entity also recognises current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

**Tax losses**

At balance date, the Group has estimated unused tax losses of $19,723,000 (2006 $2,220,000) that are available to offset against future taxable profits. A deferred tax asset has not been recognised in the accounts because it is not probable that future taxable profit will be available to use against such losses.

## 6 EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

For the year ended 30 June 2007 and for the comparative period, there are no dilutive potential ordinary shares as conversion of share options and performance rights would decrease the loss per share and hence are non-dilutive.

The following data was used in the calculations of basic loss per share:

| | Consolidated | |
|---|---|---|
| | **2007** **$** | 2006 $ |
| Net loss | (3,370,651) | (1,108,168) |
| | **Shares** | **Shares** |
| Weighted average number of ordinary shares used in calculation of basic loss per share | 212,704,396 | 140,481,886 |

Transactions involving ordinary shares or potential ordinary shares that have occurred between the reporting date and the date of completion of these financial statements are set out in note 23. No dividends were paid during the year and no dividends are proposed. No franking credits are held by the Group.

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |
| **7 CASH AND CASH EQUIVALENTS** | | | | |
| Cash at bank and in hand | 8,251,437 | 2,454,356 | 8,251,430 | 2,454,351 |
| Short term deposits | 54,825,767 | - | 54,825,767 | - |
| Cash received from Share Purchase Plan applications – held prior to allotment of shares* | 7,852,000 | - | 7,852,000 | - |
| | 70,929,204 | 2,454,356 | 70,929,197 | 2,454,351 |

Cash at bank earns interest at floating rates based on daily bank rates.

Short term deposits are made for varying periods of between one and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates.

* Refer to note 17(c) for details of the Share Purchase Plan

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |

## 7 CASH AND CASH EQUIVALENTS (CONTINUED)

**Cash Flow Statement Reconciliation**

Reconciliation of net loss after tax to net cash flows used in operating activities

| | Consolidated 2007 $ | Consolidated 2006 $ | Parent 2007 $ | Parent 2006 $ |
|---|---|---|---|---|
| Net loss | (3,370,651) | (1,108,168) | (3,161,651) | (1,090,168) |
| *Adjustments for:* | | | | |
| Depreciation and amortisation | 34,880 | 12,776 | 34,880 | 12,776 |
| Share based payments | 1,312,356 | 34,540 | 1,312,356 | 34,540 |
| Exchange rate adjustments | 964,984 | - | 964,984 | - |
| Deferred income tax expense | 211,812 | - | - | - |
| *Changes in assets and liabilities* | | | | |
| (Increase)/decrease in trade and other receivables | (505,151) | 11,815 | (505,151) | 11,815 |
| (Decrease)/increase in payable to subsidiary | - | - | (15,188) | - |
| (Decrease)/increase in trade and other payables | 173,915 | 68,653 | 173,915 | 68,653 |
| (Decrease)/increase in provisions | 17,087 | (84,885) | 17,087 | (84,885) |
| (Decrease)/increase in current tax payable | (18,000) | 18,000 | - | - |
| Net cash flows used in operating activities | (1,178,768) | (1,047,269) | (1,178,768) | (1,047,269) |

## 8 TRADE AND OTHER RECEIVABLES

| | Consolidated 2007 $ | Consolidated 2006 $ | Parent 2007 $ | Parent 2006 $ |
|---|---|---|---|---|
| Goods and services tax refund | 322,148 | 13,025 | 322,148 | 13,025 |
| Interest receivable | 177,448 | - | 177,448 | - |
| Other | 18,580 | - | 18,580 | - |
| | 518,176 | 13,025 | 518,176 | 13,025 |

Trade receivables are non-interest bearing and are generally on 30-90 day terms. An allowance for doubtful debts is made when there is objective evidence that a trade receivable is impaired. Details regarding the credit risk of current receivables are disclosed in note 18.

## 9 OTHER FINANCIAL ASSETS

| | Consolidated 2007 $ | Consolidated 2006 $ | Parent 2007 $ | Parent 2006 $ |
|---|---|---|---|---|
| Loans to subsidiary companies (note 20) | | | 15,056,332 | 176,144 |
| Investment in controlled entities at cost (note 20) | | | 9 | 7 |
| | | | 15,056,341 | 176,151 |

Refer to note 20 for terms and conditions.

## 10 PLANT AND EQUIPMENT

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |
| At cost | 89,876 | 41,505 | 89,876 | 41,505 |
| Accumulated depreciation | (17,241) | (6,968) | (17,241) | (6,968) |
| | 72,635 | 34,537 | 72,635 | 34,537 |
| Movement in Plant and Equipment | | | | |
| Net carrying amount at beginning of year | 34,537 | 7,495 | 34,537 | 7,495 |
| Additions | 48,536 | 31,188 | 48,536 | 31,188 |
| Asset scrapped – cost | (165) | - | (165) | - |
| Depreciation | (10,438) | (4,146) | (10,438) | (4,146) |
| Asset scrapped – accumulated depreciation | 165 | - | 165 | - |
| Net carrying amount at end of year | 72,635 | 34,537 | 72,635 | 34,537 |

The useful life of the plant and equipment is estimated for 2007 and 2006 as 5 to 15 years.

## 11 LEASEHOLD IMPROVEMENTS

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |
| At cost | 107,424 | 2,075 | 107,424 | 2,075 |
| Accumulated depreciation | (7,922) | (415) | (7,922) | (415) |
| | 99,502 | 1,660 | 99,502 | 1,660 |
| Movement in Leasehold Improvements | | | | |
| Net carrying amount at beginning of year | 1,660 | - | 1,660 | - |
| Additions | 105,349 | 2,075 | 105,349 | 2,075 |
| Depreciation | (7,507) | (415) | (7,507) | (415) |
| Net carrying amount at end of year | 99,502 | 1,660 | 99,502 | 1,660 |

The useful life of the Leasehold Improvements is estimated for 2007 and 2006 as 3 years.

## 12 INTANGIBLE ASSETS

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |
| Software licences at cost | 67,740 | 49,286 | 67,740 | 49,286 |
| Accumulated amortisation | (25,149) | (8,214) | (25,149) | (8,214) |
| | 42,591 | 41,072 | 42,591 | 41,072 |
| Movement in Intangibles | | | | |
| Net carrying amounts at beginning of year | 41,072 | - | 41,072 | - |
| Additions | 18,454 | 49,286 | 18,454 | 49,286 |
| Amortisation | (16,935) | (8,214) | (16,935) | (8,214) |
| Net carrying amount at end of year | 42,591 | 41,072 | 42,591 | 41,072 |

The useful life of the intangibles is estimated as 4 years.

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |

## 13 EXPLORATION AND EVALUATION COSTS

| | | | | |
|---|---|---|---|---|
| Balance at beginning of year | 176,144 | 120,065 | - | - |
| Expenditure for the year | 14,880,188 | 56,079 | - | - |
| | 15,056,332 | 176,144 | - | - |

Exploration and evaluation expenditure is carried at cost. If indication of impairment arises, the recoverable amount is estimated and an impairment loss is recognised to the extent that the recoverable amount is lower than the carrying amount.

## 14 SHARE BASED PAYMENT PLANS

### Senior Executives and Officers Option Plan

Share options are granted to senior executives and non-executive directors. During the financial year 6,900,000 options were granted to directors and senior executives. A total of 6,500,000 options vested immediately and 400,000 options will vest as to 50% in February 2008 and 50% in February 2009. The exercise price of the options is 50 cents and the options expire on 30 November 2009, or on the cessation of service by the holder options may be exercised for a period of 6 months, after which the options shall expire. The contractual life of each option granted is five years. There are no cash settlement alternatives.

*Movements in share options on issue during the year:*

| | **2007** **Options** | 2006 Options |
|---|---|---|
| Outstanding at the beginning of the year | 4,050,000 | 5,150,000 |
| Granted during the year | 6,900,000 | - |
| Forfeited during the year | - | (1,000,000) |
| Exercised during the year | (4,150,000) | (100,000) |
| Outstanding at the end of the year | 6,800,000 | 4,050,000* |

In November 2006, 5,500,000 share options were granted to directors and an executive, exercisable between 10 November 2006 and 30 November 2009 at an exercise price of 50 cents. The market value of the Company's shares at date of grant was 45 cents. The share options vest immediately.

The fair value of the options at date of grant is estimated to be 14.73 cents using a binomial model, taking into account the terms and conditions upon which the options were granted, and using the following inputs to the model:

| | | | |
|---|---|---|---|
| Expected volatility | 75% | Contractual life (years) | 3 |
| Risk-free interest rate | 5.9% | Dividend yield | 0% |
| Early exercise multiple/estimated life | 2 | | |

The total amount expensed in the year relating to these share options was $810,150.

## 14 SHARE BASED PAYMENT PLANS (CONTINUED)

In January 2007, 1,000,000 share options were granted to a director, exercisable between 17 January 2007 and 30 November 2009 at an exercise price of 50 cents. The market value of the Company's shares at date of grant was 54 cents. The share options vest immediately.

The fair value of the options at date of grant is estimated to be 22.9833 cents using a binomial model, taking into account the terms and conditions upon which the options were granted, and using the following inputs to the model:

| | | | |
|---|---|---|---|
| Expected volatility | 75% | Contractual life (years) | 3 |
| Risk-free interest rate | 6.2% | Dividend yield | 0% |
| Early exercise multiple/estimated life | 1.9 | | |

The total amount expensed in the year relating to these share options was $229,833.

In February 2007, 400,000 share options were granted to a senior executive, which vest 50% in February 2008 and 50% in February 2009. The expiry date of the options is 30 November 2009 and the exercise price is 50 cents. The market value of the Company's shares at date of grant was 62 cents.

The fair value of the options at date of grant is estimated to be 32.85 cents for the tranche vesting in February 2008 and 36.16 cents for the tranche vesting in February 2009. The fair value was determined using a binomial model, taking into account the terms and conditions upon which the options were granted, and using the following inputs to the model:

| | | | |
|---|---|---|---|
| Expected volatility | 82% | Contractual life (years) | 3 |
| Risk-free interest rate | 6.1% | Dividend yield | 0% |
| Estimated life – Tranche 1 | 2.1 | Estimated life – Tranche 2 | 2.6 |

The total amount expensed in the year relating to these share options was $42,445.

* Of the 4,050,000 options outstanding at the end of 2006 there were 3,240,000 options that were not recognised in accordance with AASB 2 Share Based Payment being granted before 7 November 2002 on terms not subsequently modified. The fair value of 810,000 equity-settled share options granted were estimated as at the date of grant using a binomial option pricing model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

| | | | |
|---|---|---|---|
| Expected volatility | 66% | Option exercise price | 20 cents |
| Risk-free interest rate | 5.32% | Share price at grant date | 8.1 cents |
| Expected life of option | 5 years | | |

The 4,050,000 options were exercised during 2007 financial year.

The weighted average share price at the date of exercise is $0.24.

**MEO Australia Performance Plan**

Performance rights granted to executives and consultants entitle recipients to one fully paid ordinary share in the Company for each right held, upon attainment of performance conditions and upon expiration of the vesting period in relation to relevant shares. The Company purchases shares on market on behalf of the plan trustee to satisfy obligations under the Plan upon satisfaction of performance conditions.

Performance conditions include non market criteria being achievement of operational milestones in the development of the TSMP Methanol project and the TSLNG LNG project and NT/P68 and market criteria, being an increase in the Company's share price. Shares acquired on satisfaction of performance criteria may be subject to vesting periods based on cumulative vesting timetables for each holder of performance rights.

## 14 SHARE BASED PAYMENT PLANS (CONTINUED)

The fair value of rights with non-market conditions is the Company's share price at date of grant. The number of those rights, the fair value of which is recognised at balance date, is determined by the estimated likelihood of the rights vesting, i.e. the performance conditions being met. The amount recognised for such rights that expire unvested, is reversed.

| | **2007 Rights** | 2006 Rights |
|---|---|---|
| Movements in performance rights on issue during the year: | | |
| Outstanding at the beginning of the year | 4,200,000 | 4,560,000 |
| Granted during the year | 1,220,000 | - |
| Vested during the year | (912,500) | - |
| Expired during the year | (837,500) | (360,000) |
| Unvested outstanding at the end of the year | 3,670,000 | 4,200,000 |

Rights outstanding at the end of the year are exercisable upon meeting performance conditions until:

31 December 2010 for 375,000 rights (2006: 375,000)

31 March 2009 for 545,000 rights (2006: nil)

30 June 2008 for 50,000 rights (2006: nil)

31 December 2007 for 2,700,000 rights (2006: 2,700,000)

At 30 June 2006, there were 1,125,000 rights which had a vesting date of 31 December 2006. Performance criteria were met for 287,500 rights with the remaining 837,500 rights expiring unvested.

During the year 600,000 performance rights with market criteria were granted and the performance criteria was satisfied. The fair value of 600,000 performance rights with market criteria granted in August 2006 is estimated using a binomial option pricing model taking into account the terms and conditions upon which the rights were granted and using the following inputs:

| | | | |
|---|---|---|---|
| Dividend yield | 0 % | Expected life of right | Exercised as soon as vested |
| Expected volatility | 70 % | Share price at grant date | 18 cents |
| Risk-free interest rate | 6.2% | Expiry date | 30 June 2008 |

The fair value of the rights granted, all rights having vested during the period, i.e. performance conditions met, amounted to 8.8 cents per right. The total amount expensed in the year relating to these share rights was $52,800.

In February 2007, 545,000 performance rights with market criteria were granted. The fair value of 545,000 performance rights is estimated using a binomial option pricing model taking into account the terms and conditions upon which the rights were granted and using the following inputs:

| | | | |
|---|---|---|---|
| Dividend yield | 0 % | Expected life of right | Exercised as soon as vested |
| Expected volatility | 82 % | Share price at grant date | 71 cents |
| Risk-free interest rate | 6.0% | Expiry date | 31 March 2009 |

The fair value of the rights granted amounted to 58.31 cents per right. The total amount expensed in the year relating to these share rights was $133,472.

During January and February 2007, a total of 75,000 performance rights with non-market criteria relating to the drilling program in NT/P68 were granted to contractors. The fair value of 75,000 performance rights was estimated based on the market value of the services to be provided. At 30 June 2007, 25,000 of these rights had vested.

The weighted average share price at the date of vesting was $0.52.

| | | Consolidated | | Parent | |
|---|---|---|---|---|---|
| | | **2007** | 2006 | **2007** | 2006 |
| | | **$** | $ | **$** | $ |
| **15 TRADE AND OTHER PAYABLES** | | | | | |
| Trade payables | | 1,543,008 | 127,587 | 1,543,008 | 127,587 |
| Director-related entities | (note 22 ) | 108,080 | 52,407 | 108,080 | 52,407 |
| | | 1,651,088 | 179,994 | 1,651,088 | 179,994 |

Trade payables are non-interest bearing and are normally settled on 30 day terms.

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| **16 PROVISIONS** | | | | |
| CURRENT | | | | |
| Employee benefit | | | | |
| Annual leave entitlement | 27,956 | 17,754 | 27,956 | 17,754 |
| NON-CURRENT | | | | |
| Employee benefit | | | | |
| Long service leave entitlement | 14,885 | 8,000 | 14,885 | 8,000 |

| | Consolidated | | Consolidated | |
|---|---|---|---|---|
| | **2007** | **2007** | 2006 | 2006 |
| | **Shares** | **$** | Shares | $ |
| **17 CONTRIBUTED EQUITY AND RESERVES** | | | | |
| ISSUED AND PAID UP CAPITAL | | | | |
| Ordinary shares | 316,168,652 | 96,803,600 | 134,927,187 | 12,147,239 |
| Ordinary shares issued pursuant to trustee stock scheme | 122,918 | - | 5,622,918 | - |
| | 316,291,570 | 96,803,600 | 140,550,105 | 12,147,239 |
| **Movements in Ordinary Shares** | | | | |
| Balance at beginning of year | 134,927,187 | 12,147,239 | 117,493,853 | 9,501,712 |
| Share Issues: | | | | |
| Exercise of 30 Sept 2006 options at 20 cents | 4,050,000 | 810,000 | 100,000 | 20,000 |
| Placement of shares at 22.5 cents | 14,055,010 | 3,162,377 | - | - |
| Entitlement of shares at 22.5 cents | 38,651,278 | 8,696,538 | - | - |
| Placement of shares at 48 cents | 25,000,000 | 12,000,000 | - | - |
| Placement of shares at $1.00 | 41,250,000 | 41,250,000 | - | - |
| Exercise of 30 April 2007 options at 25 cents | 52,635,177 | 13,158,794 | - | - |
| Exercise of 30 Nov 2009 options at 50 cents | 100,000 | 50,000 | - | - |
| Transaction costs (net of tax) | - | (3,166,453) | - | - |
| Shares sold by Trustee of Trustee Stock Scheme | 5,500,000 | 1,093,950 | 17,333,334 | 2,752,629 |
| Transaction costs | - | - | - | (127,102) |
| Transfer of costs of exercised equity instruments | - | 70,601 | - | - |
| Purchase of shares on market in settlement of vested performance rights | - | (321,446) | - | - |
| Balance at end of year | 316,168,652 | 88,951,600 | 134,927,187 | 12,147,239 |

| | Consolidated | | Consolidated | |
|---|---|---|---|---|
| | **2007 Shares** | **2007 $** | 2006 Shares | 2006 $ |
| **17 CONTRIBUTED EQUITY AND RESERVES (CONTINUED)** | | | | |
| **Movements in Ordinary Shares Issued Pursuant to Trustee Stock Scheme** | | | | |
| Balance at beginning of year | 5,622,918 | - | 22,956,252 | - |
| Shares sold by Trustee during the year | (5,500,000) | - | (17,333,334) | - |
| Balance at end of year | 122,918 | - | 5,622,918 | - |
| **Share Purchase Plan** | | | | |
| Applications for shares in share purchase plan received prior to allotment of shares | | 7,852,000 | | |

### (a) Terms and Condition of Ordinary Shares

Ordinary shares entitle their holder to receive dividends as declared. In the event of winding up the company, ordinary shares entitle their holder to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up or which should have been paid up on shares held. Each ordinary share entitles the holder to one vote, either in person or by proxy, at a meeting of the company. Ordinary shares issued during the year and since the end of the year, from date of issue rank equally with the ordinary shares on issue.

### (b) Trustee Stock Scheme

The Company in 2000 established a Trustee Stock Scheme, pursuant to which ordinary shares, ranking equally with other ordinary shares on issue, were issued to a trustee. When those shares are sold by the trustee the net proceeds are paid to the Company by way of subscription moneys. The Trustee does not exercise any voting rights in respect of shares held pursuant to the scheme. The Trustee may sell shares at a discount up to 20% to the last sale price and at a greater discount, if so approved by the directors and recommended by a stockbroker. In 2006, by orders of the Supreme Court of Victoria the vesting date of the plan was extended for 5 years to 25 August 2010.

### (c) Share Purchase Plan

In June 2007 the Company announced a Share Purchase Plan (SPP) entitling shareholders to participate in the purchase of up to 5,000 MEO shares at $1.00 per share. At 30 June 2007 applications for shares totalled 7,852,000 with cash received of $7,852,000. At the close of the SPP there was 18,240,000 shares allotted and cash received of $18,240,000.

### (d) Share Options

At 30 June 2007 6,800,000 options over unissued shares granted to directors and executives were outstanding, exercisable at 50 cents per share on or before 30 November 2009. The options are granted pursuant to the Senior Executives and Officers Option Plan, details of which are set out in note 14. Since balance date 400,000 options were exercised at 50 cents per share.

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |
| **17 CONTRIBUTED EQUITY AND RESERVES (CONTINUED)** | | | | |
| OTHER RESERVES | | | | |
| Employee Equity Benefits Reserve | | | | |
| The employee equity benefits reserve records the value of benefits provided as equity instruments to directors, employees and consultants under share-based payment plans (note 14). | | | | |
| Balance at beginning of year | 20,006 | 40,191 | 20,006 | 40,191 |
| Cost of share based payments | 1,312,356 | 34,540 | 1,312,356 | 34,540 |
| Cost of unvested expired equity instruments transferred to accumulated losses | - | (54,725) | - | (54,725) |
| Cost of exercised equity instruments transferred to contributed equity | (70,601) | - | (70,601) | - |
| Balance at end of year | 1,261,761 | 20,006 | 1,261,761 | 20,006 |
| ACCUMULATED LOSSES | | | | |
| Balance at beginning of year | (9,670,199) | (8,616,756) | (9,740,682) | (8,705,239) |
| Net loss for the year | (3,370,651) | (1,108,168) | (3,161,651) | (1,090,168) |
| Transfer from reserve: | | | | |
| Cost of equity instruments expired unvested | - | 54,725 | - | 54,725 |
| Balance at end of year | (13,040,850) | (9,670,199) | (12,902,333) | (9,740,682) |

## 18 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments, other than derivatives, comprise cash and short term deposits, the main purpose of which is to finance the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. The main risks arising from the Group's financial instruments are credit risk, interest rate risk, exchange rate risk and liquidity risk. The board has reviewed each of those risks and has determined that they are not significant in terms of the Group's current activities. The Group also enters into derivative financial instruments, principally forward currency contracts. The purpose is to manage the currency risks arising from the Groups operations. Speculative trading in derivatives is not permitted.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

**Credit risk**

The Group trades only with recognised, creditworthy third parties. Receivable balances are monitored; the Group's exposure to bad debts is not significant. There are no significant concentrations of credit risk within the Group.

## 18 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

**Cash flow interest rate risk**

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's cash and cash equivalents with a floating interest rate:

| | Consolidated | |
|---|---|---|
| | **2007** **$** | 2006 $ |
| Cash and cash equivalents | 70,929,204 | 2,454,356 |
| Weighted average effective floating interest rate | 6% | 5% |

**Foreign currency risk**

The Group's exposure to exchange rate risk relates primarily to trade payables and cash denominated in US dollars. Where a payable is significant, US dollars are purchased on incurring the liability or commitment.

**Liquidity Risk**

The Group's exposure to financial obligations relating to corporate administration and projects expenditure, are subject to budgeting and reporting controls, to ensure that such obligations do not exceed cash held and known cash inflows for a period of at least 1 year.

**Fair Values**

The aggregate net fair values of the financial assets and liabilities are the same as balance sheet carrying values.

## 19 COMMITMENTS AND CONTINGENCIES

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** **$** | 2006 $ | **2007** **$** | 2006 $ |
| **Operating Lease** | | | | |
| Future minimum rentals payable under operating | | | | |
| lease for office premises at balance date : | | | | |
| Payable not later than one year | 167,167 | 36,432 | 167,167 | 36,432 |
| Payable later than one year but not later than five years | 323,529 | 12,569 | 323,529 | 12,569 |
| | 490,696 | 49,001 | 490,696 | 49,001 |
| **Exploration Commitments** | | | | |
| Estimated cost of minimum work requirements contracted | | | | |
| for under exploration permit is estimated at balance date: | | | | |
| Payable not later than one year | 250,000 | 1,250,000 | - | - |
| Payable later than one year but not later than five years | 15,200,000 | - | - | - |
| | 15,450,000 | 1,250,000 | - | - |

Exploration commitments are estimated expenditures for minimum work obligations for the work program of the exploration permit. Minimum work obligations, may, subject to approval, be varied. They may also be avoided by farm-out, sale, negotiation or surrender of the permit.

## 20 RELATED PARTY DISCLOSURE

### (a) Subsidiaries

The consolidated financial statements include the financial statements of MEO Australia Limited, and the following subsidiaries all of which are incorporated in Australia and have a 30 June balance date. The Parent bears the costs of administration of the subsidiaries.

| | % of Equity Interest | | Consolidated Investment | |
|---|---|---|---|---|
| | **2007 %** | 2006 % | **2007 $** | 2006 $ |
| Bonaparte Petroleum Pty Ltd | 100 | 100 | 1 | 1 |
| Methanol Australia Pty Ltd (previously Methanol& Synfuels Pty Ltd) | 100 | 100 | 1 | 1 |
| LNG Australia Pty Ltd (previously Gastech Systems Pty Ltd) | 100 | 100 | 1 | 1 |
| TSP Arafura Petroleum Pty Ltd | 100 | 100 | 1 | 1 |
| Oz-Exoil Pty Ltd | 100 | 100 | 1 | 1 |
| Offshore Methanol Pty Ltd | 100 | 100 | 1 | 1 |
| Offshore LNG Pty Ltd | 100 | 100 | 1 | 1 |
| Gastech Systems Pty Ltd (previously LNG Australia Pty Ltd) | 100 | 100 | 2 | - |
| | | | 9 | 7 |

*Gastech Systems Pty Ltd (previously LNG Australia Pty Ltd)* was acquired for $2. The carrying value and fair value of net assets acquired was $2. This entity was acquired from interests associated with C Hart.

*Bonaparte Petroleum Pty Ltd* has advanced $73,297 to MEO Australia (2006: $88,485), unsecured and interest free.

*Methanol Australia Pty Ltd* (previously Methanol & Synfuels Pty Ltd) holds the Tassie Shoal Methanol Project. MEO Australia Ltd operates the project and bears the cost of project expenditure.

*LNG Australia Pty Ltd (previously Gastech Systems Pty Ltd)* holds the Timor Sea LNG Project. MEO Australia Ltd operates the project and bears the cost of project expenditure.

*TSP Arafura Petroleum Pty Ltd and Oz-Exoil Pty Ltd* are holders of 45% each in petroleum exploration permit NT/P68. MEO Australia Limited operates the permit. MEO Australia announced in June 2007 that TSP Arafura Petroleum Pty Ltd and Oz-Exoil Pty Ltd had each farmed-out a 5% interest in NT/P68 to Petrofac Resources Limited. The NT/P68 Operating Agreement was signed by all parties on 28 June 2007 and accounting for the respective parties joint venture interests in the Permit commenced post balance date.

### (b) Loans to related parties

MEO Australia Limited has advanced funds in the current financial year totalling $14,693,092 (2006: $67,119) to TSP Arafura Petroleum Pty Ltd and Oz-Exoil Pty Ltd to meet their share of exploration commitments in exploration permit NT/P68. As at 30 June 2007 the balance of the loan to TSP Arafura Petroleum Pty Ltd and Oz-Exoil Pty Ltd was $15,056,332. The loans are non interest bearing and repayable at call.

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| **21 AUDITORS' REMUNERATION** | | | | |
| Amounts received or due and receivable by the auditor for: | | | | |
| Audit or review of the financial reports | 60,000 | 50,000 | 60,000 | 50,000 |
| Non-audit services: | | | | |
| Advice on application of IFRS | - | 10,000 | - | 10,000 |
| Tax compliance | 6,125 | - | 6,125 | - |
| | 66,125 | 60,000 | 66,125 | 60,000 |

## 22 KEY MANAGEMENT PERSONNEL

**Directors**

| | |
|---|---|
| W Bisley | Chairman (non-executive) |
| C R Hart | Managing Director |
| W J Dewé | Director |
| A J Rigg | Director (non-executive) |
| J M D Willis | Director (non-executive) |
| J A Newton | Director (non-executive) |

**Executive**

C H Naylor Chief Financial Officer and Company Secretary

There were no changes to the directors and executive after the reporting date and before the date the financial report was authorised for issue.

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2007** | 2006 | **2007** | 2006 |
| | **$** | $ | **$** | $ |
| **Compensation of key management personnel by category:** | | | | |
| Short term employee benefits | 588,976 | 368,064 | 588,976 | 368,064 |
| Post employment benefits | 70,140 | 27,715 | 70,140 | 27,715 |
| Share-based payments | 1,174,105 | 32,168 | 1,174,105 | 32,168 |
| | 1,833,221 | 427,947 | 1,833,221 | 427,947 |

Details of compensation of individual key management personnel are set out in the Remuneration Report.

During the year executive and other fees were paid by the Group to entities controlled by directors. Terms and conditions of arrangements for the services of Mr C Hart and Mr W Dewé are set out in the Remuneration Report.

| | | Executive and Other Fees Paid | | Outstanding at Balance Date | |
|---|---|---|---|---|---|
| Directors | Entity | **2007 $** | 2006 $ | **2007 $** | 2006 $ |
| W Bisley | Ridgefield Estates | - | 1,500 | - | - |
| W J Dewé | Fourties Pty Ltd | 96,825 | 35,178 | 4,400 | 6,000 |
| C R Hart | LNG Australia Pty Ltd | - | 40,196 | - | - |
| C R Hart | PetroEx Pty Ltd | 343,153 | 182,656 | 103,680 | 46,407 |
| | | 439,978 | 259,530 | 108,080 | 52,407 |

## 22 KEY MANAGEMENT PERSONNEL (CONTINUED)

**Equity instruments of key management personnel issued by MEO Australia Limited**

The disclosures relating to interests in equity instruments of key management personnel includes equity instruments held by personally related entities, relatives and the spouses of relatives and any entity under the joint or several control or significant influence of the person. Details of remuneration options and remuneration rights are set out in the Remuneration Report.

All other equity transactions with key management personnel have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

| 30 June 2007 | Opening Balance | Granted as Remuneration | Options Exercised | Net Change Other | Closing Balance |
|---|---|---|---|---|---|
| **Shares held in MEO Australia Limited (number)** | | | | | |
| **Directors** | | | | | |
| W Bisley | 720,200 | - | 500,000 | 291,694 | 1,511,894 |
| W J Dewé | 1,167,057 | 100,000 | - | 447,545 | 1,714,602 |
| C R Hart | 10,349,929 | 500,000 | - | (1,129,042) | 9,720,887 |
| J A Newton | - | - | - | 621,779* | 621,779 |
| A J Rigg | 622,281 | - | - | 17,844 | 640,125 |
| J M D Willis | 2,049,437 | - | 500,000 | 50,288 | 2,599,725 |
| **Executives** | | | | | |
| C H Naylor | - | - | - | - | - |
| Total | 14,908,904 | 600,000 | 1,000,000 | 300,108 | 16,809,012 |

Net Change Other during the year ended 30 June 2007 includes purchases of shares on market pursuant to Directors' Share Savings Plan, entitlement under share rights issue and exercise of options associated with the share rights issue, on market trades and other off-market transactions.

* J A Newton initial interest was 495,000 shares.

| Options (number) | Opening Balance | Received as Remuneration | Options Exercised | Options Sold | Closing Balance |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| W Bisley | 1,000,000 | 1,000,000 | (500,000) | (500,000) | 1,000,000 |
| W J Dewé | - | 1,000,000 | - | - | 1,000,000 |
| C R Hart | - | 1,000,000 | - | - | 1,000,000 |
| J A Newton | - | 1,000,000 | - | - | 1,000,000 |
| A J Rigg | 1,000,000 | 1,000,000 | - | (1,000,000) | 1,000,000 |
| J M D Willis | 1,000,000 | 1,000,000 | (500,000) | (500,000) | 1,000,000 |
| **Executives** | | | | | |
| C H Naylor | - | 400,000 | - | - | 400,000 |
| Total | 3,000,000 | 6,400,000 | (1,000,000) | (2,000,000) | 6,400,000 |

At 30 June 2007 all options are vested and exercisable except for the 400,000 options granted to C H Naylor which vest 50% in February 2008 and 50% in February 2009.

## 22 KEY MANAGEMENT PERSONNEL (CONTINUED)

| 30 June 2006 | Opening Balance | Granted as Remuneration | Options Exercised | Net Change Other | Closing Balance |
|---|---|---|---|---|---|
| **Shares held in MEO Australia Limited (number)** | | | | | |
| **Directors** | | | | | |
| W Bisley | 644,794 | - | - | 75,406 | 720,200 |
| W J Dewé | 1,060,171 | - | - | 106,886 | 1,167,057 |
| C R Hart | 10,349,929 | - | - | - | 10,349,929 |
| A J Rigg | 583,331 | - | - | 38,950 | 622,281 |
| J M D Willis | 1,965,104 | - | - | 84,333 | 2,049,437 |
| Total | 14,603,329 | - | - | 305,575 | 14,908,904 |

Net Change Other during the year ended 30 June 2006 includes purchases of shares on market pursuant to the Directors' Share Savings Plan and off market transfers.

| Options (number) | Opening Balance | Received as Remuneration | Options Exercised | Options Sold | Closing Balance |
|---|---|---|---|---|---|
| **Directors** | | | | | |
| W Bisley | 1,093,620 | - | - | (93,620) | 1,000,000 |
| W J Dewé | 94,292 | - | - | (94,292) | - |
| C R Hart | 324,377 | - | - | (324,377) | - |
| A J Rigg | 1,031,359 | - | - | (31,359) | 1,000,000 |
| J M D Willis | 1,149,792 | - | - | (149,792) | 1,000,000 |
| Total | 3,693,440 | - | - | (693,440) | 3,000,000 |

At 30 June 2006 all options are vested and exercisable.

## 23 EVENTS AFTER BALANCE DATE

### Share Purchase Plan

In June 2007 the Company announced a Share Purchase Plan (SPP) entitling shareholders to participate in the purchase of up to 5,000 MEO shares at $1.00 per share. At 30 June 2007 applications for shares totalled 7,852,000 with cash received of $7,852,000. At the close of the SPP there was 18,240,000 shares allotted and cash received of $18,240,000.

### Share Options

Since balance date 400,000 November 2009 options over unissued shares were exercised at 50 cents per share.

Following the above issues the Company's total issued capital is 334,931,570 ordinary shares and there are 6,400,000 unissued shares in the capital of the Company subject to outstanding 30 November 2009 options.

### NT/P68 Drilling Commitments

Since balance date MEO Australia, on behalf of the NT/P68 Joint Venture, has entered into contracts relating to the two well drilling program which is scheduled to commence in October 2007. Contracts include the West Atlas drill rig, support service vessels, helicopters, fuel, materials and wellhead equipment. The minimum costs of these activities are estimated at $70.0 million, which is shared by the joint venture partners in accordance with the NT/P68 Operating Agreement and farm-in agreement with Petrofac Resources Limited.

# Corporate Governance



This statement reviews the Company's corporate governance practices against the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations.

As at 30 June 2007, the Company was in substantial compliance with the ten corporate governance principles established by the ASX Corporate Governance Council.

Specific instances where the Company had, during the year, followed alternative corporate governance practices, and details of current practices, are set out below. Further information on the Company's corporate governance practices and policies is contained in the Corporate Governance section of the Company's website.

## PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

The Board's primary role is the stewardship of shareholders' funds with the objective of creating long term shareholder value. In fulfilling this role, the Board accepts overall responsibility for corporate governance.

The Board has adopted a Board charter which outlines a framework for its operation and of those functions delegated to management. The charter is posted on the Company's website. The Board formally reviews all corporate governance policies and guidelines once a year to ensure they remain appropriate and relevant to the governance of the company's activities.

## PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

Board composition

At the date of this report, the Board comprises 6 directors, 2 of whom are executive directors:

Mr C R Hart - Managing Director
Mr W J Dewé - Executive Director Commercial

The independent non-executive directors are:

Mr W Bisley - Chairman
Mr J A Newton
Mr A J Rigg
Mr J M D Willis

The Directors' Report sets out the attendance of directors at meetings of the Board and its committees during the year, and the skills, expertise and term of appointment of each Board member.

Two committees assist the Board to discharge its responsibilities, the Audit Committee, details of which are set under Principle 4, and the Remuneration and Nomination Committee, details of which are set out below. The committees' membership consists of non-executive (independent) or executive directors with the appropriate skills for the responsibilities of the committees, as set out in the Director' Report.

The procedure for directors to seek independent professional advice, at the Company's expense, to assist them to fulfil their obligations is administered by the Chairman.

### Independence

The Board has an assessment procedure to establish the independence of directors and has determined that during the year all non-executive directors were independent.

The staff resources available to the Board are limited at the present stage of the Company's development. Accordingly, the Board has determined that the specific skills of Board members may be called upon to assist management.

Mr Dewé has been classified an executive director but continues as a member of the Audit Committee, as the Board considers that such advice will not affect his independent judgement.

### Chairman of the Board

On 1 July 2005, Mr W Bisley, an independent director, was appointed Chairman.

### Remuneration and nomination committee

The Board has adopted a charter for the role and responsibilities of the Remuneration and Nomination Committee, which is posted on the Company's website. During the year the committee comprised 3 non-executive and independent directors:

Mr J M D Willis - Chairman
Mr W Bisley
MR J A Newton

### Health, Safety and Environment

The Board in its entirety sits as a committee to deal with matters relating to health, safety and the environment. In accordance with the charter adopted by the Board, a separate committee will be established when the Company's activity level warrants its inception. The Board is currently developing specific policies to cover the planned increase in operational activities.

## PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

The corporate goal of the Company is to build an energy business providing lasting growth in shareholder value while at the same time maintaining a reputation for integrity and fairness. The Company has posted on its website:

- A Code of Conduct that clarifies the standards of ethical behaviour required of directors, officers and employees, and
- A Trading Policy that affirms the position of the Company concerning the trading by directors and employees in Company securities.

## PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

### Audit Committee

The Board has established an Audit Committee. The charter for the role and responsibilities of the Committee is posted on the Company's website.

During the year the Audit Committee comprised 1 executive director and 1 non-executive and independent director — the number of meetings attended by members is set out in the Directors' Report:

Mr A J Rigg - Chairman
Mr W J Dewé

The Board resolved for Mr Rigg to replace Mr Dewe as Chairman of the Audit Committee in light of Mr Dewé's increased executive duties.The change in Chairman followed a review of corporate governance principles which included, inter alia, the chairperson of the Audit Committee being an independent director and must not be the chairperson of the Board. The Board concluded that W Dewe (previous chairman) was not an independent director by virtue of his increased executive duties during 2006/2007.

While the Committee does not include a member with an accounting or financial background, both members have, over many years, held senior management and corporate positions, including public company board positions.

## PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

The Company has established policies and procedures designed to ensure compliance with the ASX Listing Rule requirements such that:

- all investors have equal and timely access to material information concerning the Company, including its financial position, performance, ownership and governance; and
- Company announcements are factual and presented in a clear and balanced way.

During the year the Chairman, Managing Director and Company Secretary authorised all disclosures necessary for compliance with ASX Listing Rule disclosure requirements.

## PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

The Company has established a process for communicating with shareholders:

- using the Company's website to promote and to facilitate shareholder communications;
- ensuring shareholder participation in meetings by use of Corporate Governance Council guidelines for meetings and notices, and placing all shareholder related information and Company ASX announcements promptly onto the website in an accessible manner;
- encouraging shareholders at annual and other general meetings to ask questions of the directors regarding the Company's governance and business, and of the auditor regarding the conduct of the audit and the contents of the audit report.

## PRINCIPLE 7: RECOGNISE AND MANAGE RISK

The Board is responsible for overseeing the effectiveness of risk management and during the year took steps to develop a risk management system to:

- identify, assess, monitor and manage risk; and
- inform investors, where necessary of material changes to the Company's risk profile.

The Board has adopted the enterprise risk management -integrated framework from the Committee of Sponsoring Organisations of the Treadway Commission (COSO) which is widely recognised as the global standard on enterprise risk management.

The Company's activities are currently centred on progressing the commercialisation of its upstream assets and advancement of its projects to the financial commitment stage, processes, which for the Company have both uncertainty and moderate to high risk. Existing policies and procedures are appropriate for the business at this stage of its development. At each major milestone of these processes, specific risk oversight and management policies will be developed consistent with activities at that time.

The systems of internal financial control have been determined by the Board as adequate to provide appropriate, but not absolute, protection against fraud, material misstatement or loss.

## PRINCIPLE 8: ENCOURAGE ENHANCED PERFORMANCE

The size of the Company and the restricted resources available to the Board has meant that the development of formal processes of performance evaluation has not been yet been fully completed, however formal performance reviews are carried out of the CEO, Board and Board committees, at least once per year.

## PRINCIPLE 9: REMUNERATE FAIRLY AND RESPONSIBLY

The Remuneration and Nomination Committee reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations to the Board. Particulars of remuneration of the directors during the year and the Company's employee option and incentive plans are set out in the Remuneration Report.

## PRINCIPLE 10: RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS

The Company has established a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders in the Company. The code of conduct gives guidance to the directors and other key executives about:

- the practices necessary to maintain confidence in the integrity of the Company; and
- the right of employees to alert management and the Board, in good faith, to potential misconduct without fear of retribution, and, where necessary, the recording and investigation of such alerts.

# Shareholder and Other Information

Compiled As At 30 September 2007

## SUBSTANTIAL SHAREHOLDERS

As disclosed in notices given to the Company.

| Name of Substantial Shareholder | Interest in Number of Shares *Beneficial and non-beneficial* | % of Shares |
|---|---|---|
| Cambrian Oil and Gas PLC | 71,366,814 | 21.31% |
| Lehman Brothers Inc | 26,368,206 | 7.87% |
| Santos Limited | 20,670,606 | 6.18% |

## DISTRIBUTION OF ORDINARY SHARES

Numbers of share holders by size of holding and the total number of shares on issue:

| Ordinary Shares | No. of Holders | No. of Shares |
|---|---|---|
| 1 - 1,000 | 678 | 298,372 |
| 1,001 - 5,000 | 1,058 | 3,407,751 |
| 5,001 - 10,000 | 1,423 | 10,176,985 |
| 10,001 - 100,000 | 1,739 | 54,185,788 |
| 100,001 and over | 206 | 266,862,674 |
| TOTAL ON ISSUE | 5,104 | 334,931,570 |

369 holders holding 62,607 shares held less than a marketable parcel of ordinary shares.
There is no current on-market buy-back.

## VOTING RIGHTS

At meetings of members or classes of members:

(a) each member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a member or a proxy, attorney or representative of a member has one vote; and

(c) on a poll, every person present who is a member or a proxy, attorney or representative of a member has:

(i) for each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, one vote for the share;

(ii) for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited),

subject to any rights or restrictions attached to any shares or class or classes of shares.

## THE 20 LARGEST HOLDERS OF ORDINARY SHARES

| Holder | Ordinary Shares | % of total on issue |
|---|---|---|
| Cambrian Oil & Gas PLC | 71,366,814 | 21.31% |
| ANZ Nominees Limited | 43,183,992 | 12.89% |
| Santos Limited | 18,170,606 | 5.43% |
| HSBC Custody Nominees (Australia) Limited | 15,607,603 | 4.66% |
| E & P Investments Australia Pty Ltd | 7,194,308 | 2.15% |
| Citicorp Nominees Pty Limited | 6,346,914 | 1.89% |
| Pan Australia Nominees Pty Limited | 5,644,865 | 1.69% |
| HSBC Custody Nominees (Australia) Limited – A/C 2 | 4,968,155 | 1.48% |
| Equity Trustees Limited | 4,487,699 | 1.34% |
| National Nominees Limited | 3,726,850 | 1.11% |
| Aurisch Investments Pty Ltd | 3,350,000 | 1.00% |
| Ernest Geoffrey Albers | 3,053,175 | 0.91% |
| Bell Potter Nominees Ltd | 2,992,708 | 0.89% |
| Santos Ltd | 2,500,000 | 0.75% |
| RBC Dexia Investor Services Australia Nominees Pty Ltd | 2,495,913 | 0.75% |
| Colin Charles Mackinnon | 2,488,350 | 0.74% |
| Octanex NL | 2,332,944 | 0.70% |
| Fitel Nominees Limited | 2,284,410 | 0.68% |
| HSBC Custody Nominees (Australia) Limited – A/C 3 | 2,250,000 | 0.67% |
| Peppercorn Hill Pty Ltd | 1,648,482 | 0.49% |

The 20 largest shareholders hold 206,093,788 shares representing 61.53% of the shares on issue.

MEOAustralia
energy for the future

**MEO Australia Limited**
ABN 43 066 447 952
Level 17, 500 Collins Street
Melbourne 3000 Vic Australia
**www.meoaustralia.com.au**

END